Who We Are

Rogers Communications Inc. is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. Our stock is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Please Register for Electronic Delivery of Shareholder Materials

In our continuing effort to reduce environmental impacts as well as printing and postage costs, Rogers Communications Inc. has adopted the “Notice-and-Access” provisions of the Canadian securities regulations. Under notice-and-access, Canadian companies may post electronic versions of shareholder meeting-related materials such as information circulars and annual financial statements on a website for investor access, with notice of the meeting and availability of the materials provided by letter. Physical copies of such materials are still made available if specifically requested. Shareholders who have already signed up for electronic delivery of meeting materials will continue to receive them by email. If you have not signed up for electronic delivery and wish to do so, please refer to the instructions below.

Beneficial Shareholders – If you hold your Rogers shares in a brokerage account or with another financial intermediary, such as a bank or trust company, register for electronic delivery at InvestorDelivery.com (provided your institution participates in the Electronic Delivery program) using your personalized Enrolment Number which can be found on the right hand side of the mailing sheet or your Class A Voting Instruction Form.

Registered Shareholders – If your Rogers shares are registered directly in your name with our transfer agent, CST Trust Company, please register for electronic delivery at canstockta.com/electronicdelivery using your personalized Holder Account Number, which can be found on either the separate election form or your Class A Form of Proxy.

Letter to Shareholders

Dear Shareholders,

You are invited to attend Rogers Communications Inc.’s Annual General Meeting of Shareholders, which will be held at the Velma Rogers Graham Theatre, 333 Bloor Street East, Toronto, Ontario at 11:00 a.m. (Eastern Time) on Tuesday, April 19, 2016. We and our colleagues on the Board of Directors and executive team look forward to seeing you as we present our views on our 2015 achievements and outline our plans for the future.

This Information Circular contains important information about the Annual General Meeting of Shareholders and the business to be conducted, voting, the nominated directors, our corporate governance practices, and how we compensate our executive officers and directors. If you cannot attend the Annual General Meeting in person and are a holder of Class A Voting Shares, please use the enclosed proxy or voting instruction form to submit your vote prior to the meeting.

We will provide live coverage of the Annual General Meeting via webcast from the Investor Relations section of our website at rogers.com/investors. A rebroadcast of the meeting webcast will be available on that site for several weeks after the meeting.

We hope you can join us in person or via the webcast on April 19, 2016.

Sincerely,

Alan D. Horn, CPA, CA	Guy Laurence
Chairman of the Board	President and Chief Executive Officer

2016 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    1

Where To Find It

3	Notice of Annual General Meeting of Shareholders and Availability of Investor Materials

5	Information Circular

6	Voting Information
	6	Registered Shareholders
	8	Beneficial Owners (Non-Registered Holders)
	8	How Votes are Counted
	9	Outstanding Shares and Main Shareholders
	10	Restricted Share Disclosure

11	Business of the Meeting
	11	Election of Directors
		11	The Proposed Nominees
	20	Appointment of Auditors

21	Executive Compensation
	21	Human Resources Committee Letter to Shareholders
	25	Compensation Discussion & Analysis
	43	Summary Compensation Table
	46	Incentive Plan Awards
	51	Pension Plan Benefits
	53	Termination and Change of Control Benefits

57	Director Compensation

63	Securities Authorized for Issuance Under Equity Compensation Plans

64	Indebtedness of Directors and Executive Officers

65	Corporate Governance
	65	Statement of Corporate Governance Practices
		66	Board Composition
		68	Board Mandate and Responsibilities
		68	Code of Ethics and Business Conduct
		69	Director Orientation and Continuing Education
		69	Director Nomination and Board Assessment, Gender Diversity, and Term Limits
		70	Gender Diversity in Executive Officer Positions
		71	Risk Management Oversight
		71	Audit and Risk Committee
		71	Other Good Governance Practices

72	Report of the Audit and Risk Committee

74	Other Information

75	Appendices
	A	National Instrument Requirements
	B	Board of Directors Mandate
	C	Committee Mandates

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Notice of Annual General Meeting of Shareholders and Availability of Investor Materials

We invite you to the Rogers Communications Inc. Annual General Meeting of Shareholders (the Annual Meeting).

When Tuesday, April 19, 2016 11:00 a.m. (Eastern Time)	Where Velma Rogers Graham Theatre 333 Bloor Street East Toronto, Ontario

BUSINESS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS:

1.	receiving the consolidated financial statements for the year ended December 31, 2015 including the external auditors’ report;

2.	electing 15 directors to our board of directors (see “Election of Directors” on page 11 of the Information Circular);

3.	appointing the external auditors (see “Appointment of Auditors” on page 20 of the Information Circular); and

4.	considering any other business which may properly come before the meeting.

YOU HAVE THE RIGHT TO VOTE

You are entitled to notice of, to attend, and to vote at the Annual Meeting if you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 1, 2016 (subject to the voting restrictions described in the Information Circular). Specific voting instructions are included on the proxy form included with this Notice, which you have received if you are a registered holder of Class A Shares.

If you were a registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting, but not to vote at the meeting.

NOTICE-AND-ACCESS

Rogers is using the “Notice-and-Access” provisions of Canadian securities rules that came into effect on February 11, 2013, under National Instrument 54-101 — “Communication with Beneficial Owners of Securities of a Reporting Issuer” and National Instrument 51-102 — “Continuous Disclosure Obligations”, for distribution of the meeting materials to Shareholders. Under notice-and-access, Canadian companies are no longer required to distribute physical paper copies of certain annual meeting-related materials, such as information circulars and annual financial statements, to their investors unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make such documents available in hard copy upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by email. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as outlined in this meeting notice, if provided to you, or as instructed on the inside front cover of the Information Circular.

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VOTING CLASS A SHARES

As a registered holder of Class A Shares you have a number of ways to vote your shares. These are detailed on the proxy form included with this package. However you choose to vote, we must receive your vote by no later than 2:00 p.m. (Eastern Time) on April 18, 2016. We also encourage you to review the matters to be voted upon at the meeting as described in the Information Circular at rogers.com/shareholder-materials before voting.

WEBSITE WHERE INVESTOR MATERIALS ARE POSTED

Electronic copies of investor materials related to this meeting, including the Information Circular and Rogers’ annual report to shareholders, which includes our 2015 audited financial statements, can be found, reviewed, and downloaded from rogers.com/shareholder-materials or under the Rogers Communications Inc. profile on sedar.com. We have added enhanced electronic features that will make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

PAPER COPIES OF INVESTOR MATERIALS

Should you wish to receive paper copies of certain investor materials or have any questions related to this meeting, please contact us at investor.relations@rci.rogers.com, or at 1.855.300.7922, prior to April 4, 2016 and we will send them, at no charge, within three business days, giving you sufficient time to vote your proxy. Following the meeting the documents will remain available at the website listed above for a period of at least one year.

ADMISSION TO THE MEETING

The Annual Meeting will be webcast live and a rebroadcast will also be available following the meeting at rogers.com/investors. Shareholders wishing to attend the meeting in person will be required to produce a proxy, voter information form, or otherwise provide proof of share ownership to gain admission.

On peut obtenir le texte français de cette circulaire d’information en communiquant avec les Relations aux investisseurs, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou par courriel à investor.relations@rci.rogers.com ou encore en téléphonant au 1.855.300.7922. Le texte français sera disponible à l’assemblée.

By order of the Board of Directors,

David P. Miller

Secretary

Toronto, Ontario, Canada

March 14, 2016

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Information Circular

Information is as of March 10, 2016 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting the proxy of holders of Class A Voting Shares for use at the annual general meeting of shareholders to be held on April 19, 2016 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail however, we may solicit proxies by telephone, in writing or in person by our directors, officers or designated agents, at nominal cost.

In this document:

•	we, us, our, Rogers, RCI, and the Company refers to Rogers Communications Inc.;

•	you and yours refers to a shareholder of Rogers Communications Inc.; and

•	circular means this information circular.

NOTICE-AND-ACCESS

Rogers is using the “Notice-and-Access” provisions of Canadian securities rules that came into effect on February 11, 2013, under National Instrument 54-101 — “Communication with Beneficial Owners of Securities of a Reporting Issuer” and National Instrument 51-102 — “Continuous Disclosure Obligations”, for distribution of the meeting materials to Shareholders. Under notice-and-access, Canadian companies are no longer required to distribute physical paper copies of certain annual meeting-related materials, such as information circulars and annual financial statements, to their investors unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make such documents available in hard copy upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by email. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as instructed on the inside front cover of this circular.

WEBSITE WHERE INVESTOR MATERIALS ARE POSTED

Electronic copies of investor materials related to this meeting, including this circular and Rogers’ annual report to shareholders, which includes our 2015 audited financial statements, can be found, reviewed, and downloaded from rogers.com/shareholder-materials or under the Rogers Communications Inc. profile on sedar.com. We have added enhanced electronic features that will make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

PAPER COPIES OF INVESTOR MATERIALS

Should you wish to receive paper copies of certain investor materials or have any questions related to this meeting please contact us at investor.relations@rci.rogers.com, or at 1.855.300.7922, prior to April 4, 2016 and we will send them, at no charge, within three business days, giving you sufficient time to vote your proxy. Following the meeting the documents will remain available at the website listed above for a period of at least one year.

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Voting Information

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Company by our Transfer Agent and Registrar, CST Trust Company.

WHO CAN VOTE?

If you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 1, 2016 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (Class B Non-Voting Shares) on the record date, you will be entitled to attend the meeting or any adjournments or postponements of the meeting but will not be entitled to vote on any business. Voting is subject to certain restrictions described below. Shareholders wishing to attend the meeting in person will be required to produce a proxy, voter information form, or otherwise provide proof of share ownership to gain admission.

VOTING BY PROXY

If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting in person, you may still and are encouraged to vote on the matters to be considered at the meeting in one of two ways:

1.	You may authorize the management representatives named on the enclosed proxy form to vote your Class A Shares. If you choose this option, there are four ways in which you can give your voting instructions:

•	Mail

Complete the enclosed proxy form by indicating how you want your shares voted. Sign, date, and return the proxy form in the envelope provided. The address for receiving proxies is Secretary of the Company, Rogers Communications Inc., c/o CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

•	Telephone (Canada and the United States only)

Call the toll-free number on the enclosed proxy form using a touchtone telephone and follow the voice instructions. Please have your Control Number ready to give your voting instructions on the telephone. This number is located on the bottom left of the enclosed proxy form. If your proxy form does not contain a Control Number you will not be able to vote by telephone.

•	Internet

Follow the instructions on the enclosed proxy form in order to give your voting instructions online. Please have your proxy form with you when you are ready to proceed, as it contains the information you will need to give your voting instructions online.

•	Fax/Email

Complete the enclosed proxy form by indicating how you want your shares voted. Sign and date the proxy form. Fax the completed proxy form to CST Trust Company at 416.368.2502 or toll-free from Canada or the United States at 1.866.781.3111, or scan and email it to proxy@canstockta.com.

or

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2.	You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you can appoint your proxyholder by mail, fax, or online, as described above. If you mail or fax the proxy form, you must strike out the preprinted names and print that person’s name in the blank space provided on the back of the enclosed proxy form, and you may indicate how you want your shares voted. Sign, date, and return the proxy form in the envelope provided or fax the proxy form as described above. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of CST Trust Company when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by no later than 2:00 p.m. (Eastern Time) on April 18, 2016.

Your Voting Choices

You may instruct the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy form. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy form are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

•	FOR the election as directors of the proposed nominees shown in this circular

•	FOR the appointment of KPMG LLP as auditors

•	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed or new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations, or other business.

Changing Your Mind

You may revoke your proxy form by:

•

delivering a completed and signed proxy form, to supersede the original proxy vote, with a later date to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Mr. Donald M. Dalik), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 18, 2016 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•

delivering a written revocation to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Mr. Donald M. Dalik), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 18, 2016 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.

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BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered holders of Class A Shares or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company, or trustee, rather than in your name. As noted above, since Rogers is using notice-and-access this year, we are not mailing hard copies of information circulars and annual financial statements to shareholders unless specifically requested.

We are not sending notices of the meeting or proxy forms directly to non-objecting beneficial owners (NOBOs) as permitted under National Instrument 54-101. Instead, we have distributed copies of the notice of meeting to the intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward these materials along with a voting instruction form to all non-registered shareholders for whom they hold shares unless they have waived the right to receive them. We do not pay for intermediaries to deliver proxy-related materials to objecting beneficial owners (OBOs).

Generally, non-registered shareholders who have not waived the right to receive meeting materials will receive a voting instruction form from their intermediary, or its agent on behalf of their intermediary, asking for their voting instructions. Non-registered shareholders who receive materials from their intermediary or their agent should complete the voting instruction form and submit it to them as instructed on the voting instruction form. The intermediary or its agent is responsible for tabulating the voting instructions it receives and providing appropriate instructions to our transfer agent, CST Trust Company.

HOW DOES A NON-REGISTERED HOLDER OF CLASS A SHARES GIVE VOTING INSTRUCTIONS?

Your representative may have sent to you the notice of meeting including a voting instruction form or a blank proxy form signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

HOW DOES A NON-REGISTERED HOLDER OF CLASS A SHARES VOTE IN PERSON AT THE MEETING?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy form you received from your representative and then follow your representative’s instructions.

CHANGING YOUR MIND AS A NON-REGISTERED HOLDER

As a non-registered shareholder of Class A Shares, you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, your representative may not be able to act unless it receives written notice from you seven days or more before the meeting.

HOW VOTES ARE COUNTED

CLASS A SHARES

Each Class A Share is entitled to 50 votes on a poll.

RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP AND ISSUE OF SHARES

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the Laws) including the:

•	Telecommunications Act (Canada);

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•	Broadcasting Act (Canada); and

•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we, and any Canadian corporation in which we have any interest, are:

•	qualified to hold or obtain any telecommunications, cable television, or broadcasting licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates, or affiliates under the Laws.

If our board of directors (the Board) considers that our ability or our subsidiaries’ abilities to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on transfer, voting, and issue of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On March 2, 2016, 112,438,692 Class A Shares were outstanding. Voting control of the Company is held by the Rogers Control Trust. The information below regarding the Rogers Control Trust and the estate arrangements of the late Ted Rogers has been provided to RCI by representatives of the estate.

Prior to his death in December 2008, Ted Rogers controlled RCI through his ownership of voting shares of a private holding company. Under his estate arrangements, the voting shares of that company, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust. The trustee of the Rogers Control Trust (the Trustee) is the trust company subsidiary of a Canadian chartered bank and members of the family of the late Ted Rogers are beneficiaries. As at March 2, 2016, the Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust together owned 102,232,198 Class A Shares, representing approximately 90.92% of the outstanding Class A Shares, and 40,008,700 Class B Non-Voting Shares, representing approximately 9.95% of the outstanding Class B Non-Voting Shares.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the family of the late Ted Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the Advisory Committee).

The Control Trust Chair acts in effect as chief executive of the Rogers Control Trust and has responsibility under the estate arrangements as representative of the controlling shareholder. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies. The Control Trust Chair has the duty to vote the proxies on the election of directors of RCI and to approve, disapprove, or otherwise use reasonable efforts to influence other matters affecting RCI, in each case in his or her discretion, subject to the obligations imposed on the Control Trust Chair under the estate arrangements and the authority of the Advisory Committee as described in more detail below. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his

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or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair.

The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies. A majority of those individuals are currently serving as directors of RCI.

The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance and Nominating Committees of the RCI board of directors (with the Control Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the chairman or deputy chairman of the board of directors of RCI, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets, or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair. Decisions of the Advisory Committee generally require approval by two-thirds of its members as well as the concurrence of the Trustee. The current members of the Advisory Committee are: Loretta A. Rogers, Lisa A. Rogers, Edward S. Rogers, Melinda M. Rogers, Martha L. Rogers and David A. Robinson (Rogers family members); Alan D. Horn, Thomas I. Hull and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Philip B. Lind and Peter C. Godsoe.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair, and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Limits that apply to RCI and its regulated subsidiaries.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Company’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under the Company’s constating documents. If an offer is made to purchase both Class A Shares and Class B Non-Voting Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Further information as to our capital structure is contained in Note 24 to our consolidated financial statements for the year ended December 31, 2015.

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Business of the Meeting

1. ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set at 15 the number of directors to be elected at the meeting. Stephen A. Burch resigned from the Board effective March 10, 2016. All of the current directors retire at the meeting but are eligible for re-election. Unless his or her office is vacated in accordance with applicable laws or the Articles, each director elected at the meeting will hold office until the next annual general meeting of the shareholders of the Company or until his or her successor is elected or appointed.

Holders of Class A Shares vote for individual directors. The Board has adopted a majority voting policy, under which a director who is elected in an election with more votes withheld than in favour of his or her election is expected to tender his or her resignation to the Chair of the Board. The Board will refer the resignation to the Corporate Governance Committee for consideration. The Board will promptly accept the resignation unless the Corporate Governance Committee determines that there are circumstances that justify either the delay of the acceptance of the resignation or the rejection of it. The Board will make a decision within 90 days after the meeting and issue a press release either announcing the resignation or explaining why it has not been accepted. The policy does not apply where an election involves a proxy battle (i.e. where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board).

We do not currently have a mandatory retirement policy for our directors. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the election of the 15 proposed nominees.

THE PROPOSED NOMINEES

This section provides information on each person nominated by management for election as a director.

Charles William David Birchall Age: 73 Toronto, Ontario Canada Director Since: 2005 (11 years) Independent		Mr. Birchall serves as a director of Barrick Gold Corporation and as Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of the Institute of Chartered Accountants of England and Wales.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange: Symbol)
		Board		8 of 8	100%	Barrick Gold Corporation
		Audit and Risk		7 of 7	100%	(TSX/NYSE:ABX)
		Finance		6 of 6	100%
		Nominating		2 of 2	100%

		Combined Total		23 of 23	100%

		Skills and Experience: mining, finance, accounting, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	–	42,134	46,619	$3,954,987	6.0	Yes	60.8
2016	–	42,134	52,646	$4,761,962	6.0	Yes	73.3
Change	–	–	6,027	$806,975
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,168,352	6,619	103,174,971
Percentage of votes					99.994%	0.006%	100%

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Bonnie R. Brooks Age: 62 Toronto, Ontario, Canada Director since: 2015 (1 year) Independent		Ms. Brooks is the Vice Chairman of Hudson’s Bay Company (Saks Fifth Avenue, Lord and Taylor USA, Kaufhof Galleria Germany, and Hudson’s Bay Canada), appointed in February 2014, and has more than 30 years of executive leadership in media, marketing, and merchandising. Ms. Brooks joined Hudson’s Bay in September 2008 as CEO and President. In January 2012, Ms. Brooks was appointed President of Hudson’s Bay Company for both Hudson’s Bay and Lord and Taylor in the USA. Ms. Brooks is Chair of the Board of Trustees of the Royal Ontario Museum. Ms. Brooks is a recipient of the Queen Elizabeth II Diamond Jubilee Medal for her role in philanthropy and in supporting the Canadian Olympic Association. Ms. Brooks holds an M.B.A. from the University of Western Ontario and two honorary Doctorate Degrees (L.L.D. from the University of Guelph and D.C.L. from St. Mary’s University, Halifax).
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board Human Resources Combined Total		4 of 5 3 of 3 7 of 8	80% 100% 88%	Empire Company Limited (TSX:EMP) Riocan Real Estate Investment Trust (TSX:REI) Abercrombie & Fitch Co. (NYSE:ANF) Alignvest Acquisition Corporation (TSX:AQX)

		Skills and Experience: consumer/retail, marketing, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	–	–	–	n/a	n/a	n/a	n/a
2016	–	1,150	3,096	$213,026	6.0	Yes[5]	3.3
Change	–	1,150	3,096	$213,026
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,172,972	1,999	103,174,971
Percentage of votes					99.998%	0.002%	100%

Robert Kenneth Burgess Age: 58 Woodside, California, United States New Nominee Independent		Mr. Burgess has been an independent consultant since December 2005. He served as chief executive officer of Macromedia, Inc. (Macromedia), a provider of Internet and multimedia software, from November 1996 to January 2005. Until December 2005 when Macromedia was acquired by Adobe Systems Incorporated, Mr. Burgess also served on the board of directors of Macromedia commencing November 1996, was chairman of the board commencing July 1998 and was executive chairman commencing January 2005. Mr. Burgess currently serves on the board of directors of each of Adobe Systems Incorporated and NVIDIA Corporation. Mr. Burgess holds a B.Com., McMaster University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Adobe Systems Incorporated
(NASDAQ: ADBE)
NVIDIA Corporation
(NASDAQ: NVDA)

Skills and Experience: technology, senior executive[1], director[3]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2016	Nil	Nil	Nil	n/a	n/a	n/a	n/a

12    ROGERS COMMUNICATIONS INC.    2016 MANAGEMENT INFORMATION CIRCULAR

John Henry Clappison Age: 69 Toronto, Ontario Canada Director Since: 2006 (10 years) Independent		Mr. Clappison is a Corporate Director. Mr. Clappison was also appointed a director of Rogers Bank in April 2013. Mr. Clappison was associated with PricewaterhouseCoopers LLP from 1968 until his retirement in 2005. From 1990 to 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP. Mr. Clappison is a Chartered Professional Accountant, Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	SunLife Financial Inc.
		Audit and Risk		7 of 7	100%	(TSX/NYSE/Other:SLF)
		Pension		3 of 3	100%	Cameco Corporation
		Corporate Governance		2 of 2	100%	(TSX/NYSE:CCO)

		Combined Total		20 of 20	100%

		Skills and Experience: accounting, finance, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	400	1,200	26,189	$1,248,771	6.0	Yes	19.2
2016	400	1,200	30,089	$1,586,971	6.0	Yes	24.4
Change	–	–	3,900	$338,200
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,172,572	2,399	103,174,971
Percentage of votes					99.998%	0.002%	100%

Alan Douglas Horn Age: 64 Toronto, Ontario Canada Director Since: 2006 (10 years) Non-Independent		Mr. Horn has served as Chairman of the Board of the Company and President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies which control the Company since March 2006. Mr. Horn was Vice President, Finance and Chief Financial Officer of the Company from September 1996 to March 2006. Mr. Horn was Acting President and Chief Executive Officer of the Company from October 2008 to March 2009. Mr. Horn was appointed a director of Rogers Bank in April 2013. Mr. Horn is a member of the Advisory Committee of the Rogers Control Trust[6]. Mr. Horn is a Chartered Professional Accountant and Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Fairfax Financial Holdings Limited
		Pension Committee		3 of 3	100%	(TSX:FFH)
		Finance Committee		6 of 6	100%	Fairfax India Holdings Corporation
						(TSX:FIH)
		Combined Total		17 of 17	100%	CCL Industries Inc.
						(TSX:CCL)

		Skills and Experience: telecommunications, finance, accounting, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	46,600[7]	1,304,255	42,901	$61,570,926	6.0	Yes	246.3
2016	46,600[7]	1,304,255	48,879	$70,620,341	6.0	Yes	282.5
Change	–	Nil	5,978	$9,049,415
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					102,703,495	471,476	103,174,971
Percentage of votes					99.543%	0.457%	100%

2016 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    13

J. Guy Laurence Age: 54 Toronto, Ontario, Canada Director Since: December 2013 (2 years) Non-Independent		Mr. Laurence has served as President and Chief Executive Officer of Rogers Communications since December 2013. Mr. Laurence has more than 30 years’ global experience in telecommunications, media, and pay television. He joined Rogers from Vodafone where he was Chief Executive Officer of Vodafone UK. Mr. Laurence first joined Vodafone in 2000, holding a number of increasingly senior roles before becoming Chief Executive Officer of Vodafone Netherlands in 2005 and then Chief Executive Officer of Vodafone UK in 2008.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Nil

		Combined Total		8 of 8	100%

		Skills and Experience: telecommunications, senior executive[1], director[2]
Equity Ownership: Mr. Laurence is subject to share ownership requirements in his capacity as an employee of the Company. See “Share Ownership Requirements” under “Compensation Risk Oversight and Governance” below.
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	–	–	67,362	–	n/a	n/a	n/a
2016	–	1,510	70,231	–	n/a	n/a	n/a
Change	–	1,510	2,869	–
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					102,699,895	475,076	103,174,971
Percentage of votes					99.540%	0.460%	100%

Philip Bridgman Lind, C.M. Age: 72 Toronto, Ontario Canada Director Since: 1979 (37 years) Non-Independent		Mr. Lind serves as Vice-Chairman of the Company and is a member of the Advisory Committee of the Rogers Control Trust[6]. Mr. Lind joined the Company in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation, Vancouver Art Gallery Board, Art Gallery of Ontario and The US Cable Center, Denver. Mr. Lind holds a B.A. (Political Science and Sociology) from the University of British Columbia and a M.A. (Political Science) from the University of Rochester. In 2002, he received a LL.D, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada. In 2012, he was inducted into the U.S. Cable Hall of Fame, the third Canadian to be so honoured.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Brookfield Asset Management Inc.
						(TSX/NYSE:BAM)
		Combined Total		8 of 8	100%

		Skills and Experience: cable, broadcasting, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	380,520	926	54,410	$19,725,220	6.0	Yes	303.5
2016	380,520	926	Nil	$19,217,333	6.0	Yes	295.7
Change	–	–	-54,410	$-507,887
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					102,703,635	471,336	103,174,971
Percentage of votes					99.543%	0.457%	100%

14    ROGERS COMMUNICATIONS INC.    2016 MANAGEMENT INFORMATION CIRCULAR

John A. MacDonald Age: 62 Toronto, Ontario Canada Director Since: 2012 (4 years) Independent		Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations. Mr. MacDonald was President, Enterprise Division of MTS Allstream when he retired in December 2008. In November 2002, Mr. MacDonald joined AT&T Canada as President and Chief Operating Officer. The company was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. Mr MacDonald joined Bell Canada as Chief Technology Officer in 1994 and retired from Bell in 1999 as President and Chief Operating Officer. Prior to his work at Bell, he spent 18 years at NBTel, rising to the position of Chief Executive Officer in 1994. Mr. MacDonald holds a B.Sc. in Electrical Engineering from Dalhousie University and a B.A. in Engineering from the Technical University of Nova Scotia.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Magor Corporation
		Audit and Risk		7 of 7	100%	(TSX Venture:BVC)
		Nominating		2 of 2	100%
		Human Resources		5 of 5	100%

		Combined Total		22 of 22	100%

		Skills and Experience: telecommunications, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	–	520	8,947	$425,284	6.0	Yes	6.5
2016	–	520	12,349	$644,435	6.0	Yes	9.9
Change	–	–	3,402	$219,151
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,172,732	2,239	103,174,971
Percentage of votes					99.998%	0.002%	100%

Isabelle Marcoux Age: 46 Montreal, Quebec Canada Director Since: 2008 (8 years) Independent		Ms. Marcoux is Chair of Transcontinental Inc., a major Canadian printing, publishing and flexible packaging company, and was previously Vice Chair from 2007 and Vice President, Corporate Development from 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions and Legal Counsel and Assistant Secretary at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux practiced corporate and securities law at McCarthy Tétrault LLP. Ms. Marcoux serves as a director of the Montreal Children’s Hospital Foundation. In 2016, Ms. Marcoux is co-chair of Centraide of Greater Montreal’s campaign, one of the largest annual fund drives in Quebec. Ms. Marcoux holds a B.A. in Economics and Political Sciences and a B.A. in Civil Law, both from McGill University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Transcontinental Inc.
		Corporate Governance		2 of 2	100%	(TSX:TCL)
		Human Resources		5 of 5	100%	George Weston Limited
						(TSX:WN)
		Combined Total		15 of 15	100%	Power Corporation of Canada
						(TSX:POW)

		Skills and Experience: law, publishing, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	–	–	23,597	$1,061,157	6.0	Yes	16.3
2016	–	–	27,801	$1,391,718	6.0	Yes	21.4
Change	–	–	4,204	$330,561
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,173,246	1,725	103,174,971
Percentage of votes					99.998%	0.002%	100%

2016 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    15

The Honourable David Robert Peterson, P.C., Q.C. Age: 72 Toronto, Ontario Canada Director Since: 1991 (25 years) Independent		Mr. Peterson is Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson is Chancellor Emeritus of the University of Toronto and also a director of St. Michael’s Hospital in Toronto. Mr. Peterson holds a B.A. from the University of Western Ontario and a LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992. Mr. Peterson served as Premier of the Province of Ontario from 1985 to 1990.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Franco-Nevada Corporation
		Pension		3 of 3	100%	(TSX:FNV)
		Nominating		2 of 2	100%	VersaPay Corporation
						(TSX Venture:VPY)
		Combined Total		13 of 13	100%

		Skills and Experience: law, senior executive[1], director[2], public sector[4]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	–	76,900	84,855	$7,207,988	6.0	Yes	110.9
2016	–	76,900	92,259	$8,499,629	6.0	Yes	130.8
Change	–	–	7,404	$1,291,641
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,158,485	16,486	103,174,971
Percentage of votes					99.984%	0.016%	100%

Edward S. Rogers[8] Age: 46 Toronto, Ontario Canada Director Since: 1997 (19 years) Non-Independent		Mr. Rogers serves as Deputy Chairman of the Company. He is the Control Trust Chair and a member of the Advisory Committee of the Rogers Control Trust[6]. Mr. Rogers previously served as President and Chief Executive Officer of Rogers Cable Communications Inc. from 2003 to 2009. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA of Rogers Cable Inc. from 1998 to 2000; and Senior Vice-President, Planning and Strategy of the Company from 2000 to 2002. Mr. Rogers is Chairman of The Toronto Blue Jays and Rogers Bank and is on the Board of Directors of Maple Leaf Sports & Entertainment Ltd. and CableLabs. Mr. Rogers also sits on the Board of The Hospital for SickKids Foundation.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Nil
		Finance		6 of 6	100%
		Nominating		2 of 2	100%

		Combined Total		16 of 16	100%

		Skills and Experience: cable, telecommunications, director[2]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	2,000	1,005,335	–	$44,435,927	6.0	Yes	683.6
2016	2,000	1,002,015	–	$50,672,457	6.0	Yes	779.6
Change	–	-3,320	–	$6,236,530
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					102,703,064	471,907	103,174,971
Percentage of votes					99.543%	0.457%	100%

16    ROGERS COMMUNICATIONS INC.    2016 MANAGEMENT INFORMATION CIRCULAR

Loretta Anne Rogers[8] Age: 76 Toronto, Ontario Canada Director Since: 1979 (37 years) Non-Independent		Mrs. Rogers serves as a Corporate Director and is a member of the Advisory Committee of the Rogers Control Trust [6]. Mrs. Rogers is the former President of the Canadian Lyford Cay Foundation and remains a Board member, and sits on the Board of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation and The Bateman Foundation. Mrs. Rogers holds a B.A. from the University of Miami, an honorary Doctor of Laws from the University of Western Ontario, and an honorary Doctor of Laws from Ryerson University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Nil

		Combined Total		8 of 8	100%

		Skills and Experience: director[2]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	2,000	40,245	72,937	$5,145,784	6.0	Yes	79.2
2016	2,000	29,045	79,679	$5,555,392	6.0	Yes	85.5
Change	–	-11,200	6,742	$409,608
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					102,703,004	471,967	103,174,971
Percentage of votes					99.543%	0.457%	100%

Martha Loretta Rogers[8] Age: 43 Toronto, Ontario Canada Director Since: 2008 (8 years) Non-Independent		Ms. Rogers is a member of the Advisory Committee of the Rogers Control Trust[6] and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. She holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Chair of The Rogers Foundation, and as a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice, and is Chair of Global Poverty Project Canada. Ms. Rogers is also a director of RYOT.org.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Nil

		Combined Total		8 of 8	100%

		Skills and Experience: director[2]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	200	602,210	25,548	$27,721,437	6.0	Yes	426.5
2016	200	602,210	30,245	$31,917,679	6.0	Yes	491.0
Change	–	–	4,697	$4,196,242
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					102,703,264	471,707	103,174,971
Percentage of votes					99.543%	0.457%	100%

2016 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    17

Melinda Mary Rogers[8] Age: 45 Toronto, Ontario Canada Director Since: 2002 (14 years) Non-Independent		Ms. Rogers has been Founder of Rogers Venture Partners since September 2011. Ms. Rogers is the Control Trust Vice-Chair and a member of the Advisory Committee of the Rogers Control Trust[6]. Ms. Rogers joined Rogers Communications Inc. in 2000 as Vice President, Venture Investments and has also served as Vice President, Strategic Planning & Venture Investments from 2004 to 2006. In addition to her role within RCI, Ms. Rogers has served as a board member and advisor for a number of companies. She is currently the Chair of the Jays Care Foundation and is a director of The Governing Council of the University of Toronto and TEXTURE by Next Issue. Ms. Rogers holds a B.A. from the University of Western Ontario and an M.B.A. from the Joseph L. Rotman School of Management at the University of Toronto.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Nil
		Nominating		2 of 2	100%
		Pension		3 of 3	100%
		Finance		6 of 6	100%

		Combined Total		19 of 19	100%
		Skills and Experience: telecommunications, finance, director[2]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	200	603,960	4,202	$26,838,700	6.0	Yes	412.9
2016	200	603,960	4,427	$30,713,553	6.0	Yes	472.5
Change	–	–	225	$3,874,853
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					102,703,264	471,707	103,174,971
Percentage of votes					99.543%	0.457%	100%

Charles Sirois Age: 61 Montreal, Quebec Canada Director Since: 2012 (4 years) Independent		Mr. Sirois has served as Lead Director of the Company since April 2014. Mr. Sirois is Founder, controlling shareholder and Chairman of Telesystem Ltd., a private family-owned media and technology holding company. Mr. Sirois is also Founding Partner of Tandem Expansion Fund, a growth equity investor in high potential Canadian technology companies, Chairman and co-Founder of Pangea Agriculture Group, Founder and Chairman of Enablis Entrepreneurial Network, a not-for-profit organisation dedicated to empowering entrepreneurship in Africa and Argentina, and Chairman of the Fondation de l’entrepreneurship. Mr. Sirois holds a Bachelor’s degree in Finance from Université de Sherbrooke, a Master’s degree in Finance from Université Laval, as well as honorary doctorates from Université du Québec à Montréal, the University of Ottawa, Concordia University, Université Laval and École de technologie supérieure. Mr. Sirois received the Order of Canada in 1994 and was appointed knight of the Ordre national du Québec in 1998. In 2010, he was inducted into Canada’s Telecommunications Hall of Fame. He is also a recipient of the Queen Elizabeth II Diamond Jubilee Medal.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Nil
		Finance		6 of 6	100%
		Corporate Governance		2 of 2	100%

		Combined Total		16 of 16	100%

		Skills and Experience: telecommunications, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	Deferred Share Units	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2015 Cash Retainer
2015	–	3,940	13,670	$788,533	6.0	Yes	7.5
2016	–	3,940	20,200	$1,210,064	6.0	Yes	11.5
Change	–	–	6,530	$421,531
Voting Results of the 2015 Annual General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,172,872	2,099	103,174,971
Percentage of votes					99.998%	0.002%	100%

[1]	Senior officer or Chair of the board of directors of a major organization.

18    ROGERS COMMUNICATIONS INC.    2016 MANAGEMENT INFORMATION CIRCULAR

[2]	Director of another major public, private, or non-profit organization.
[3]

Equity at Risk is determined by adding the value of Class A Shares, Class B Non-Voting Shares, and DSUs beneficially owned. Certain directors have control or direction over Class B Non-Voting Shares which are not reported here and are not included in the determination of Equity at Risk. The value of the Class A Shares and Class B Non-Voting Shares is determined with reference to the closing price for those shares on the Toronto Stock Exchange on March 2, 2016, which were $50.38 and $50.47, respectively. The value of DSUs is the fair market value of a DSU on March 2, 2016, calculated based on the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before March 2, 2016 which was $50.06. For 2015, Equity at Risk was calculated using the value of the Class A Shares and Class B Non-Voting Shares determined on March 2, 2015, which were $45.30 and $44.11, respectively, and using the fair market value of a DSU calculated based on the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before March 2, 2015, which was $44.97.

[4]	Including crown corporations and educational institutions.
[5]	Ms. Brooks has five years from initial election to the Board to attain the required ownership. For additional information, please see “Share Ownership Requirements” under “Director Compensation”.
[6]	Voting control of the Company is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders”, above.
[7]	Class A Shares are held by a trust of which Mr. Horn is a trustee.
[8]

Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers, and Melinda M. Rogers, are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders”, above.

Each of the proposed nominees other than Mr. Burgess is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

2016 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    19

2. APPOINTMENT OF AUDITORS

KPMG LLP has been our external auditors for over thirty years. KPMG LLP was re-appointed at our Annual General Meeting of the Shareholders of the Company on April 21, 2015.

Upon the recommendation of the Audit and Risk Committee and approval by the Board, management proposes that KPMG LLP be re-appointed as auditors of the Company. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the appointment of KPMG LLP as auditors to act until the next Annual General Meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

	2015		2014
Auditors’ Fees	($)%		($)%
Audit Fees[1]	5,357,800	81.1	5,453,800	77.8
Audit-Related Fees[2]	1,058,533	16.0	695,365	9.9
Tax Fees[3]	191,407	2.9	381,350	5.5
All Other Fees[4]	–	–	476,264	6.8
Total	6,607,740	100.0	7,006,779	100.0

[1]

Consists of fees related to audits in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, and consultations related to accounting matters impacting the consolidated financial statements.

[2]

Consists primarily of pension plan audits, audits and reviews of subsidiaries for statutory or regulatory reporting, French translation of certain filings with regulatory authorities, other assurance engagements, due diligence services in respect of potential acquisitions, and consultations regarding accounting standards not yet effective.

[3]	Consists of fees for tax consultation and compliance services, including indirect taxes.
[4]	Consists of fees mainly for operational advisory and risk management services.

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Executive Compensation

HUMAN RESOURCES COMMITTEE LETTER TO SHAREHOLDERS

On behalf of the Human Resources Committee and the Board of Directors, we are pleased to provide an overview of our key accomplishments, highlight changes to compensation, as well as describe how our 2015 executive compensation aligns with our performance for the year and rewards our management team. Further details are provided in the “Compensation Discussion & Analysis” section.

KEY ACCOMPLISHMENTS

2015 was the first full year of implementation of our Rogers 3.0 business plan, and in a challenging year for our industry we made solid progress towards our long-term objectives. We are confident that our business plan, with the accomplishments highlighted below, will continue to position Rogers for success in the upcoming years.

Financial Performance

•      Consolidated operating revenue increased by 4% this year, reflecting revenue growth of 5% in Wireless and 14% in Media, while Cable revenue remained stable and Business Solutions revenue decreased by 1%

•      Consolidated adjusted operating profit was stable this year, with a consolidated adjusted operating profit margin of 37.5%, resulting from higher revenue offset by higher net subsidies in Wireless and higher operating expenses in Media

•      Our net income increased 3% to $1,381 million, mainly due to lower restructuring, acquisition and other costs, finance costs, and income taxes, partially offset by higher depreciation and amortization

Total Shareholder Return	• Total Shareholder Return (TSR) was up 10% in 2015, and up 19% over the 2013 – 2015 period
Be a Strong Canadian Growth Company	• Grew operating revenue by 4% and free cash flow by 17%
• In our largest segment, Wireless, we grew network revenue by 2%, the subscriber base by 5% and ARPA by 4%

• In Internet, the growth engine of our Cable segment, we grew revenue by 8% and the subscriber base by 2%
Focus on Innovation and Network Leadership	• Grew our LTE geographic coverage 4 times and now reach 93% of the Canadian population as at December 31, 2015 on our own network

• Launched IGNITE Gigabit Internet, which is expected to cover our entire footprint by the end of 2016, well ahead of the competition

• Named Canada’s Fastest ISP and Fastest Mobile Network by Ookla, a global leader in broadband speed testing

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Deliver Compelling Content Everywhere	• Delivered on our commitment to make Sportsnet the number one sports media brand in Canada

• Launched Share Everything+ plans in Wireless, allowing customers to choose from three content experiences: Texture by Next Issue, shomi or Spotify Premium
Overhaul the Customer Experience

•      Showed the biggest improvement amongst our primary competitors in reducing customer complaints to the Commissioner for Complaints for Telecommunications Services, with complaints down 26% over the 12-month period ended July 31, 2015

• Reduced the number of times our customers needed to contact us by 13%
Invest in and Develop Our People	• Established a national onboarding program for new employees

• Created a Retail Academy for front-line leaders and a manager leadership development program

• Recognized again as a Top Employer for 2016 in November 2015 and as a Top Employer for Young People in May 2015 by the editors of Canada’s Top 100 Employer
Drive Growth in the Business Market	• Consolidated a strong portfolio of assets into a single enterprise business

• Introduced the first in a series of “leapfrog” technologies with the launch of managed Wi-Fi services and cloud managed cybersecurity services
Go to Market as One Rogers	• Launched Rogers 4K TV and made North America’s largest commitment to broadcasting in 4K, leveraging our robust fibre-coax network and sports content portfolio

CHANGES TO COMPENSATION PROGRAMS FOR 2015

The Human Resources Committee and management were satisfied that the compensation program changes introduced in 2014 would, in large part, continue to support the Rogers 3.0 business strategy in 2015. The effectiveness of these programs will continue to be monitored to ensure alignment with the evolution of our business strategy.

We made a small number of changes to our compensation programs to better align with the business strategy and leading governance and market practices:

•

Following the introduction of Relative Total Shareholder Return (Relative TSR) as a measure in the Performance Restricted Share Unit (PRSU) plan for 2015, we have expanded the peer companies to include Cogeco Inc. (Cogeco), Shaw Communications Inc. (Shaw), Quebecor Inc. (Quebecor) and Manitoba Telecom Services Inc. (MTS) in the 2016 plan, in addition to BCE Inc. (BCE) and TELUS Corporation (TELUS). This custom grouping of telecommunications and media organizations better represents the mix in our businesses.

•

We completed a comprehensive review of the plans that make up our Wealth Accumulation Program. In order to mitigate the risk and manage the rising cost of the retirement program, we have decided to close the current Rogers Defined Benefit

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Pension Plan to new participants on June 30, 2016 and launch a new Defined Contribution Pension Plan on July 1, 2016. It was also decided to maintain the current design of the Employee Share Accumulation Plan (ESAP), Group Registered Retirement Savings Plan, and Tax-Free Savings Account.

For reference, a summary of changes introduced in 2014 is provided below:

•

We reviewed and revised the criteria and companies in our Executive Compensation Peer Group (Peer Group) to ensure ongoing alignment with the Company’s talent strategy. The new Peer Group will ensure there is robust data with which to benchmark our executive population.

•

The weightings given to the financial metrics in the Company-wide Short-Term Incentive Program (STIP) were adjusted to increase the focus on revenue generation, while still retaining the minimum adjusted operating profit threshold requirement before a payout occurs.

•

To reinforce our focus on the customer, we introduced Net Promoter Score (NPS) as a measure in the STIP that will help the Human Resources Committee better assess performance and alignment with our strategy.

•

Existing share ownership guidelines were extended to all Vice President-level leaders and above effective January 1, 2015 to encourage executive level leaders to own shares in Rogers as a demonstration of their personal commitment to deliver on the Rogers 3.0 plan and value to shareholders.

•

To further align long-term interests with the Company and shareholders, a one-time, three-year share matching program (Share Matching Program) was launched where any STIP award and Long-Term Incentive Program (LTIP) grant that executives elect to defer into Deferred Share Units (DSUs) are matched by the Company.

•

We introduced Relative TSR in addition to our current three year cumulative free cash flow metric in the PRSU plan for 2015 to reflect our go-forward strategy. We also increased the performance risk in the plan by expanding our payout range from 50%-150% to 30%-170%. This maintains an appropriate level of performance risk in the long-term incentive plan overall with the removal of the share price hurdles from our 2015 Stock Option plan awards, which is consistent with market practice. As part of his annual LTIP award, the CEO will continue to receive 50% in Performance Stock Options and 50% in PRSUs, based on the same performance measures as other Named Executive Officers (NEOs), and the payout range will remain 50% – 150%.

•

The Supplementary Executive Retirement Plan (SERP) was amended to allow for vesting of entitlements for plan participants with three years of service and to include target bonus in the pensionable earnings formula after 2017, up to a capped amount.

2015 PAY FOR PERFORMANCE

Primary performance metrics that drive Rogers performance are also the focus of our incentive programs including: operating revenue, adjusted operating profit, free cash flow and Relative TSR. The CEO and the Human Resources Committee also consider progress against the Rogers 3.0 business plan as determined by achievement on key enterprise priorities, performance relative to key competitors and year over year improvement in NPS results to determine the final STIP pool.

In a year that continued to present many industry and regulatory challenges, along with increased competition, we made significant progress on our Rogers 3.0 strategic plan, including improvement of our NPS. Taking into consideration financial and strategic objectives performance, the final bonus pool was set at 87.6% of the target pool. Individual employee bonus amounts were determined based on this achievement, as well as team and individual performance.

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THE TALENT AGENDA

The integration between the talent management, succession, and compensation programs is a critical priority for enabling the organization to attract, retain, and motivate the right talent, and to take the organization forward and deliver on our customer and shareholder commitments. As part of our strategy and reorganization, we continued to review and discuss the progress on our executive development and succession plans. We conducted a major review of management’s talent plan in 2015 to ensure continued alignment. We also continued supporting the CEO in re-shaping his Executive Leadership Team.

During the year, to further strengthen our approach to talent, management presented a multi-year, comprehensive diversity plan to the Human Resources Committee in support of progress being made across all major diversity groups. These include Women in Leadership, Visible Minorities, People with Disabilities, Aboriginal Peoples, LGBT and Millennials. A scorecard has been formalized and goals have been set.

The Human Resources Committee will work closely with the CEO and the management team to further align the talent agenda with the organization’s business strategy.

2016 PRIORITIES

In 2016, the Human Resources Committee will continue to ensure that the Company supports its strong pay for performance culture that aligns management to shareholders. In addition to this, the Human Resources Committee will continue its focus on key areas of succession planning and talent management to ensure we have the right talent in the right roles in order to execute on our strategy. We will also continue to review our executive compensation programs to ensure they remain competitive with the external market, and that the executive team remains aligned with the business priorities and delivering long-term sustainable value to you, our shareholders. We also work with our independent advisor to align with current best practices, governance, and regulatory trends. We are committed to continually evolving our compensation programs to ensure they reflect our corporate strategy.

CONCLUSION

On behalf of the Human Resources Committee and the Board of Directors, we are committed to open and transparent communication with our shareholders and we invite you to review the following sections which provide a more detailed view of our executive compensation programs, methodology, and actual pay for our top executives in 2015.

Alan D. Horn, CPA, CA Chairman of the Board	Isabelle Marcoux Chair, Human Resources Committee

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COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion & Analysis describes and explains the Company’s compensation philosophy and objectives and the significant elements of compensation of the Company’s Named Executive Officers (NEOs) during the 2015 financial year. In 2015, the team of NEOs included:

Name	Position Title
J. Guy Laurence	President and Chief Executive Officer (CEO)
Anthony Staffieri	Chief Financial Officer (CFO)
Dirk Woessner	President Consumer Business Unit (President CBU)
Deepak Khandelwal	Chief Customer Officer (CCO)
Frank Boulben	Chief Strategy Officer (CSO)

HUMAN RESOURCES COMMITTEE

The Human Resources Committee is comprised of four independent directors. The committee members as at December 31, 2015 were Isabelle Marcoux, Chair of the Human Resources Committee, Bonnie R. Brooks, Stephen Burch, and John A. MacDonald.

All Human Resources Committee members have a thorough understanding of policies, principles, and governance related to human resources and executive compensation, and the necessary financial acumen to apply to the evaluation of executive compensation programs. They have acquired this knowledge through experience in prior roles, some of which include former chief executive officer positions of large publicly traded companies, as well as other directorship roles. For more information on the occupations, skills, experience, and independence of each Human Resources Committee member, please refer to the director profiles contained in this circular.

Role of the Human Resources Committee

The Human Resources Committee is responsible for assisting the Board in its oversight of the compensation, benefits, development, and succession of the Company’s executives (for more information on the Human Resources Committee’s mandate, please refer to Appendix C to this circular or visit the Corporate Governance section of our website at rogers.com/investors).

The Human Resources Committee met five times in 2015 in order to review key items according to its mandate and annual work plan. The Chair of the Board and members of management, including the CEO, attended the meetings at the invitation of the Chair of the Human Resources Committee, as did the committee’s independent advisor, Hugessen Consulting Inc. (Hugessen). At each meeting there is an in camera session without management or the independent advisor present. The Human Resources Committee takes the opportunity at the meetings to meet with their independent advisor, without management, as required. Final approvals of some resolutions are made at the in-camera sessions at the end of the meetings, while others are made during the course of the meetings.

2015 Highlights

The Human Resources Committee’s decisions about executive compensation policies and practices are made within the context of the Company’s goals of being an industry-leading, high-performing communications and media company with a superior performance-driven employee culture and commitment to customer satisfaction. To this end, the Human Resources Committee’s

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mandate is to oversee management in the attraction, retention, and succession of talented and highly motivated people that will excel in a fast-paced and dynamic environment and who have the responsibility of growing market share and the long-term profitability of the Company as well as increasing financial returns to shareholders.

The following items were reviewed and approved by the Human Resources Committee in 2015, among other initiatives:

Topic	Highlights
CEO Performance, Priorities, and Compensation	• Reviewed and approved the CEO’s 2015 priorities.
• Reviewed the performance of the CEO and recommended approval of his compensation to the Board in respect of 2015.
Succession Planning and Talent Management	• Reviewed the progress on our executive development, succession plans, and talent management plans across the Company.
Senior Executive Team Performance and Compensation	• Supported the hiring and advancement of new direct reports to the CEO: President Consumer Business Unit, President Media Business Unit, and Chief Information Officer.
• Discussed the CEO’s annual performance assessment of his direct reports and other senior executives.
• Approved the compensation arrangements for the CEO’s direct reports and other senior executives.
Compensation Plan Design	• Reviewed the extent to which performance measures for 2015 were achieved and approved funding levels for executive and broad-based employee incentive plans based on this achievement.
Wealth Accumulation Program	• Approved the launch of a Defined Contribution Pension Plan on July 1, 2016 and the closure of the Defined Benefit Pension Plan to new enrollments effective June 30, 2016.
Governance	• Were informed of regulatory and governance updates by the Human Resources Committee’s independent advisor.
Public Disclosure	• Reviewed and approved this circular.

Talent Management and Succession Planning

A key part of the Human Resources Committee’s annual work plan is the focus on building talent, deepening bench strength, and ensuring that succession plans are in place for the most pivotal roles in the Company. Annually, the CEO provides a comprehensive update to the Human Resources Committee on the strength and areas to improve the overall executive leadership, including a review of high potential talent and the plans that are in place to both retain and accelerate the development of the Company’s strongest leaders.

In 2015, the focus was on the Company’s senior leaders as the CEO continued to re-shape both his team and the most senior leaders of the Company. This included both promoting internal talent and hiring new executive leaders with significant levels and variety of experience to fill key management roles. The CEO integrated all the new leaders into the Company, promoting collaboration in order to focus on and drive the strategy.

In addition, the Company conducted a company-wide employee engagement survey in 2015 to assess the level of engagement achieved for all employees across the organization. Management is accountable to act on the results to strengthen teams and ensure the Company is able to attract, retain, and motivate the talent needed to drive success and execute on its plan.

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INDEPENDENT COMPENSATION ADVISOR

The Human Resources Committee engages an independent advisor that is directly retained, receives instructions from, and reports to the Human Resources Committee. All work performed by the advisor must be pre-approved by the Human Resources Committee. The advisor’s role is to provide independent advice, analysis, and expertise to assist the Human Resources Committee in evaluating compensation recommendations put forward by management in order to ensure sound decisions are made within an effective governance framework.

The independent advisor provides the following services:

•	Attend and contribute at meeting(s), as determined by the Chair;

•	Apprise the Human Resources Committee of evolving governance trends and best practices;

•	Review all compensation materials in advance of meetings in order to provide independent advice and counsel on meeting content and recommendations;

•	Present relevant benchmarking analysis to the Human Resources Committee in order to evaluate the market positioning of key executive roles; and

•	Assist the Chair in preparing the framework for the performance and compensation recommendations for the CEO.

While the Human Resources Committee considers the information and recommendations provided by the independent advisor, it ultimately relies upon its own judgement and experience in making compensation decisions.

The Human Resources Committee has engaged Hugessen as its independent advisor since August 2006. Hugessen provides no other services to the Company. Management engages Willis Towers Watson Public Limited Company (Willis Towers Watson) from time to time to provide compensation consulting and services in developing recommendations for the Human Resources Committee’s review and approval. Willis Towers Watson was first engaged by the Company for this purpose in 2009. Fees paid to Hugessen and Willis Towers Watson are listed below:

Advisor	Executive Compensation- Related Fees ($)
	2015	2014
Hugessen	209,609	216,153
Willis Towers Watson[1]	60,431	94,890

[1]	Fees paid to Willis Towers Watson reflect work prepared for management in support of Human Resources Committee meetings and projects strictly for management.

COMPENSATION RISK OVERSIGHT AND GOVERNANCE

Management conducts regular assessments of the Company’s executive compensation plans to evaluate whether there are any compensation-related risks within the programs which are likely to have a materially adverse effect on the organization. The latest assessment conducted by Willis Towers Watson in 2014 found that Rogers has a responsible and effective approach to risk management and compensation governance, and concluded that all compensation plans are well balanced and do not encourage excessive risk-taking behaviour.

The Human Resources Committee is confident that the Company’s compensation structure is balanced and well governed, and does not encourage risk taking behaviour which is likely to have a materially adverse effect on the Company. We will continue to review and monitor compensation programs to ensure they align with the Company’s risk framework.

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Rogers compensation governance practices include, but are not limited to the following:

Share Ownership Requirements

The share ownership requirement is designed to link the interests of executives to those of our shareholders by encouraging executives to hold an ownership position in the Company. Share ownership requirements were extended to all Vice President-level leaders and above effective January 1, 2015. The requirements, which must be met within five years of appointment as an executive, are as follows:

Level	Share Ownership Requirement (multiple of salary)
CEO	5.0x
CFO	4.0x
Presidents & CxOs	3.0x
EVPs & SVPs	1.0x – 2.0x
VPs	0.5x – 1.0x

To the extent an executive has not satisfied the share ownership requirements, as described above under “Share Ownership Requirements”, the executive is required to defer any annual cash bonus in excess of 100% of target in the form of Restricted Share Units (RSUs) which vest at the end of a three-year period.

The share ownership requirements of individual NEOs are reviewed at each Human Resources Committee meeting. The requirements and each participating NEO’s current share ownership levels as at December 31, 2015 are as follows:

NEO	Ownership Requirement		Class B Non-Voting Shares (#)	RSUs/ PRSUs (#)	DSUs (#)	Total Value of Equity[1] ($)	Ownership Level (multiple of salary)	Target Date to Meet Requirement
	Multiple of Salary	Value Based on 2015 Annual Base Salary ($)
J. Guy Laurence	5.0	6,125,000	1,510	131,350	168,719	8,227,261	6.7	Met
Anthony Staffieri	4.0	2,800,000	3,232	46,503	57,823	2,732,969	3.9	November 2016
Dirk Woessner	3.0	2,100,000	0	41,227	0	896,185	1.3	April 2020
Deepak Khandelwal	3.0	2,100,000	741	32,174	88,660	4,290,803	6.1	Met
Frank Boulben	3.0	1,800,000	0	27,844	34,892	1,163,862	1.9	June 2019

[1]

Equity is determined by adding the greater of the market value or book value of Class B Non-Voting Shares, RSUs, DSUs, 50% of CEO’s PRSUs and Deferred PRSUs, 30% of all other NEOs’ PRSUs and Deferred PRSUs granted in 2015, and 50% of all other NEOs’ PRSUs and Deferred PRSUs granted in 2014 or earlier. The market value of equity is determined with reference to the closing price for those shares on the TSX on December 31, 2015, which was $47.72 for Class B Non-Voting Shares.

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CEO Post Retirement Hold

The CEO will be required to maintain his share ownership position of 5.0x base salary for a period of one year following retirement or resignation from the Company.

CEO Recoupment Policy (Claw Back)

There will be a claw back of the CEO’s STIP and LTIP awards within two years in the event of financial restatement due to negligence, misconduct, or fraud. Any claw back would be on the amount net of applicable taxes.

Anti-Hedging Policy

Rogers prohibits its reporting insiders from dealing in puts and calls, affecting any short sales, dealing in futures, option transactions or equity monetization, or engaging in any other hedging transactions relating to the Company’s shares without the prior approval of the Corporate Governance Committee.

EXECUTIVE COMPENSATION PHILOSOPHY AND OBJECTIVES

The Company fosters a “pay for performance” culture by placing strong emphasis on incentive compensation for its executives. The primary objectives of our executive compensation programs are:

•	Attract and motivate talented executives in a competitive environment;

•	Reward executives appropriately for exceptional organizational and business unit performance (opportunity for above median total direct compensation for above median performance);

•	Align compensation with performance over both the short and long-term;

•	Align management’s interests with those of shareholders through performance conditions in incentive plans and share ownership incentives as well as requirements;

•	Retain high performing executives and encourage their long-term career commitment to the Company through diversity of experience and differentiation of pay; and

•	Ensure that our compensation plans align with good governance practices, and do not incent risk taking behaviour beyond the Company’s risk tolerance.

Different performance measures are used for the Company’s STIP and LTIP in order to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value. The use of customer satisfaction performance measures, in addition to financial measures, to determine awards under the Company’s STIP reflects the Company’s commitment to keeping executives focused on the importance of creating and maintaining customer loyalty.

Benchmarking

The Peer Group did not change in 2015. In 2014, the Human Resources Committee had approved a new Peer Group to ensure ongoing alignment with the Company’s talent strategy. The Peer Group consists of 21 large publicly traded Canadian companies as that has been determined to be the most relevant market from which to draw comparative data. These companies were selected on the basis of revenue and market capitalization with representation across industries. To avoid overweighting the sample, the number of financial services and energy companies was capped. As this sample is also used to assess the competitiveness of our broader executive population, the peers were also selected based on their participation in market surveys.

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The Peer Group will be reviewed regularly by management in line with the approved criteria, and any material changes in composition will be subject to the Human Resources Committee’s review and approval. To determine appropriate pay levels and mix of pay elements, the Company also reviews the pay practices of direct peer companies such as BCE and TELUS.

Company	Sector	Total Revenue[1] (millions of $)		Market Capitalization[2] (millions of $)
Agrium Inc.	Materials	20,528	[3]	17,087
Bank of Montreal	Financials	18,777		50,163
Barrick Gold Corporation	Materials	12,528	[3]	11,928
BCE Inc.	Telecommunication Services	21,514		46,265
Bombardier Inc.	Industrials	25,213	[3]	3,022
Canadian Imperial Bank of Commerce	Financials	13,085		36,226
Canadian National Railway Company	Industrials	12,611		61,552
Canadian Natural Resources Ltd.	Energy	18,863	[4]	33,073
Canadian Pacific Railway Limited	Industrials	6,712		27,186
Canadian Tire Corp. Ltd.	Consumer Discretionary	12,280		9,137
Cenovus Energy Inc.	Energy	13,064		14,581
CGI Group Inc.	Information Technology	10,287		17,087
Enbridge Inc.	Energy	33,794		39,409
Encana Corporation	Energy	6,135	[3]	5,911
Goldcorp Inc.	Materials	6,070	[3]	13,272
Husky Energy Inc.	Energy	16,369		14,086
Potash Corp. of Saskatchewan Inc.	Materials	8,035	[3]	19,791
Sun Life Financial Inc.	Financials	19,274		26,373
Teck Resources Ltd.	Materials	8,259		3,105
TELUS Corporation	Telecommunication Services	12,430		22,953
TransCanada Corporation	Energy	11,300		32,038
Market Median		$12,611		$19,791
Rogers Communications		$13,414		$24,635

[1]	Financial scope information sourced from S&P Capital IQ as at March 2, 2016. Total revenue reflects fiscal year end 2015 unless otherwise noted.
[2]	Market capitalization as at December 31, 2015.
[3]	US revenue data was converted to Canadian dollars based on USD$1=CAD$1.3875 as at December 31, 2015.
[4]	Total revenue reflects fiscal year end 2014.

Positioning of Executive Compensation

The Human Resources Committee follows the philosophy of generally positioning our target total direct compensation (salary + target bonus + target long-term incentives) of the NEOs around the median of the competitive market data.

To ensure a strong link between pay and performance, this is further reinforced by providing the following:

•	Below median pay for performance below target;

•	Median pay for target level performance;

•	Above median pay for above target performance; or

•	Up to top quartile pay for top talent with above target performance.

In determining the appropriate level and mix of pay for the NEOs, the Human Resources Committee considers, among other things, the individual skills, qualifications, ability, retention risk, experience, and performance of the particular NEO. Compensation for an executive may be set

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above median to reflect the strategic importance of the role within the Company, market conditions, as well as individual experience, sustained performance in the role, and future potential.

Target Total Direct Compensation Mix

The executive compensation program is comprised of six elements, including salary, short-term incentives, long-term incentives, pension, benefits, and executive perquisites.

The Company’s commitment to pay for performance is reflected in its variable compensation plans (or ‘at risk’ pay), which are strongly influenced by the individual’s performance as well as the Company’s business results.

Target total direct compensation mix for 2015 included:

NEO	Salary ($)	Target STIP		Target Total Cash Comp. ($)	Target LTIP		Target Total Direct Comp. ($)
		% of Salary	Value ($)		% of Salary	Value ($)
J. Guy Laurence	1,225,000	125%	1,531,250	2,756,250	470%	5,757,500	8,513,750
Anthony Staffieri	700,000	100%	700,000	1,400,000	200%	1,400,000	2,800,000
Dirk Woessner	700,000	100%	700,000	1,400,000	250%	1,750,000	3,150,000
Deepak Khandelwal	700,000	100%	700,000	1,400,000	250%	1,750,000	3,150,000
Frank Boulben	600,000	100%	600,000	1,200,000	200%	1,200,000	2,400,000

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Elements of Compensation

To ensure a balanced approach to compensation and a focus on both short and long-term objectives, Rogers NEOs are paid based on a combination of elements as described below:

Element	Design Summary	Purpose
Fixed Compensation
Base Salary	• Fixed rate of pay. • Individual salary based on competitive market for talent, individual experience and sustained performance and potential.	• Reflects the market value of skills, experience and individual contribution
Benefits & Perquisites

•       Generally consistent with broader market practice. NEOs receive an executive allowance and executive disability insurance that provides coverage for the amount of the NEOs’ salary above the amount covered by the general disability plan.

• To attract and retain exceptional talent • Provides market-comparable benefits
Performance-Based / At-Risk Compensation
STIP

•       Multiplicative design based on corporate, team, and individual performance.

•       For 2015, this included:

•       Corporate factor based on operating revenue (65% weighting) and adjusted operating profit (35% weighting). Operating revenue excludes equipment sales. Adjusted operating profit is calculated before corporate STIP expense;

•       Team factor based on business unit specific objectives;

•       Individual factor based on annual personal objectives; and

•       Corporate, team and individual performance factors can vary between 0% and 150% of target. Overall, each NEO has the opportunity to receive up to 200% of their target STIP.

• Motivates achievement of key corporate, team and individual goals • Provides a strong link between overall performance of the Company, team and individual

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Element	Design Summary	Purpose
LTIP (See “Summary of Long-Term Incentive Plans” for detailed information)

•       Annual LTIP grants for NEOs and other Senior Executives include a mix of two vehicles: Performance Stock Options and Performance Restricted Share Units for the CEO, and Stock Options and Performance Restricted Share Units for all other NEOs.

•       All executives and directors below the Senior Executive Level receive Long-Term Incentives (LTI) in the form of Restricted Share Units (RSUs).

Performance Stock Options (PSOs)

•       In addition to a time-vesting requirement and a ten year expiry term, pre-established share price performance targets must be met for vesting to occur.

Stock Options (SOs)

•       Starting in 2015, NEOs receive time-vesting SOs that vest over four years, and have a ten year expiry term. Prior to 2015, NEOs received PSOs.

Performance Restricted Share Units (PRSUs)

•       Awards granted prior to 2015 have one year and three year cumulative free cash flow targets which determine the number of units that will vest and pay out at the end of the three year performance period.

•       For awards granted in 2015, payout is based on the achievement of a three year cumulative free cash flow target and Relative TSR performance against BCE and TELUS:

•       Year 1: Improve TSR performance relative to that of BCE & TELUS

•       Year 2: Equal the TSR performance of BCE & TELUS

•       Year 3: Surpass the TSR performance of BCE & TELUS

•       To motivate executives to achieve long-term success (i.e., growth in free cash flow, share price appreciation, and maximizing overall shareholder returns) and to align executive and shareholder interests

•       Enables executives to participate in the growth and development of the Company

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Element	Design Summary	Purpose

•       For awards granted in 2016 payout is based on the achievement of a three year cumulative free cash flow target and Relative TSR performance against an expanded peer group of companies including Cogeco, Shaw, Quebecor, MTS, BCE and TELUS.

•       Vesting for all awards granted prior to 2015 can range from 50% – 150% of target. Awards granted to all NEOs, other than the CEO, starting in 2015 have a vesting range from 30% – 170% of target. Awards granted to the CEO will continue to have a range from 50% – 150%.

Deferred Share Units (DSUs)

•       DSUs are granted on a selective basis, typically as part of on-hire compensation.

•       DSUs are also granted to eligible executives who elect to participate in the three-year Share Matching Program where they can receive a Company match for amounts of their STIP and/or LTIP they elect to defer. Participation in this Program was strong for the second consecutive year, demonstrating its appeal as well as executive leadership commitment to the Company, the strategy and long-term share ownership.

•       DSUs track the price of the Class B Non-Voting Shares, and when dividends are paid, additional DSUs are credited to the participant’s DSU account. They may be redeemed for cash only after they have vested and following a termination of employment with the Company for any reason.

•       Select executives (including NEOs) may defer vested PRSUs awarded prior to 2016 into DSUs.

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Element	Design Summary	Purpose
Pension and Share Ownership Programs
SERP (See “Pension Plan Benefits” for detailed information)

•       NEOs participate in the Company’s Defined Benefit Pension Plan (the “DB Plan”), consistent with other employees of the Company.

•       Certain senior executives participate in a defined benefit SERP that provides benefits in excess of those provided in the DB Plan as a result of the limits under the Income Tax Act (Canada).

•       NEOs also have certain post-employment benefits and supplemental pension entitlements under their employment agreements.

• To retain exceptional talent • Provides a competitive retirement plan • Rewards service to the Company
Employee Share Accumulation Plan (ESAP)

•       NEOs, along with all other employees of the Company, can participate in the ESAP.

•       An employee may elect to participate by making contributions up to a maximum of 10% of salary, provided that such contributions in any year do not exceed $25,000.

•       Rogers contributes to each participating employee’s account an amount equal to:

•       25% of the aggregate contributions made during the first year of ESAP membership;

•       33% of the aggregate contributions made during the second year of ESAP membership; and

•       50% of the aggregate contributions made after the second year of ESAP membership.

• To align with shareholder interests • Provides a benefit for all employees to become an “owner” of the Company

COMPENSATION DECISIONS FOR 2015

Input from Management

The Human Resources Committee engages in active discussions with, and considers recommendations from, the CEO concerning:

•	Base salaries considering internal pay equity among executives;

•	Participation in the incentive programs and award levels;

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•	Performance metrics in the incentive programs;

•	Performance targets, at the corporate, team and individual levels for the coming year, where applicable; and

•	Actual achievement of performance against pre-determined targets.

The Company’s Chief Human Resources Officer is involved in the compensation-setting process through the preparation of information for the Human Resources Committee, which includes the recommendations of the CEO. The Human Resources Committee also seeks input from their independent compensation advisor throughout the process, in reviewing and assessing such recommendations.

Salary

Salaries are reviewed annually and adjusted by the Human Resources Committee, with input from the CEO in respect of other NEOs.

Name	2014 Salary ($)	2015 Salary ($)	% Increase	2016 Salary ($)	% Increase
J. Guy Laurence	1,200,000	1,225,000	2%	1,250,000	2%
Anthony Staffieri[1]	675,000	700,000	4%	715,000	2%
Dirk Woessner[2]	n/a	700,000	n/a	715,000	2%
Deepak Khandelwal[2]	700,000	700,000	0%	715,000	2%
Frank Boulben[2]	600,000	600,000	0%	612,000	2%

[1]	The Human Resources Committee approved a mid-year salary increase for Mr. Staffieri in 2014, and a further increase for 2015 to recognize his contributions.
[2]	Messrs. Woessner, Khandelwal, and Boulben were hired effective April 1, 2015, November 10, 2014, and August 1, 2014 respectively. Salaries in the year of hire represent annualized amounts.

Short-Term Incentive Plan (STIP)

The following pages summarize how the STIP pool is established and provides details on targets and actual performance results for the NEOs for 2015, as well as targets for 2016.

For 2015 and 2016 the following targets (as percentages of base salary) were approved for each NEO:

	2015 STIP Opportunity (as a % of Salary)
NEO	Minimum	Target	Maximum	2016 Target
J. Guy Laurence	0%	125%	250%	125%
Anthony Staffieri	0%	100%	200%	100%
Dirk Woessner	0%	100%	200%	100%
Deepak Khandelwal	0%	100%	200%	100%
Frank Boulben	0%	100%	200%	100%

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STIP Design

Actual STIP payouts are based on a combination of corporate, team and individual performance, as illustrated below.

Target Award Salary x Target Bonus	X	Corporate Performance Operating Revenue (65%) Adjusted Operating Profit (35%) Overall Assessment of Corporate Performance Performance Score: 0 –150%	X	Team Performance Business Segment-specific Objectives Performance Score: 0 –150%	X	Individual Performance Annual Individual Objectives Performance Score: 0 –150%	=	Individual Payout 0 – 200% of Target

Step 1: Determining Corporate Performance Score and Pool Funding

Operating revenue and adjusted operating profit target levels and ranges are calibrated by management and approved by the Human Resources Committee at the beginning of the performance year. Under the terms of the plan, a threshold level of adjusted operating profit must be achieved in order for any payout to occur.

In addition, to further align financial, operational, and customer service performance, the Company includes progress against the Rogers 3.0 business plan, performance relative to key competitors, and year-over-year improvement in NPS in its assessment of overall corporate performance. The Human Resources Committee evaluates the achievement against these objectives and considers whether adjustments to the formulaic corporate performance factor are appropriate. If appropriate, the Human Resources Committee may adjust the formulaic result by a modifier of +/- 25%.

Calculation of the corporate performance score, including any adjustments made to the formulaic result by the Human Resources Committee, also determines the funding of the overall STIP pool. The target pool (defined as the sum of individual target bonuses plus a pre-determined percentage used for performance differentiation purposes) is multiplied by the corporate performance score to determine the overall STIP pool available for distribution.

While 2015 performance was improved relative to 2014, we missed some of our key financial targets – operating revenue by 0.3% and adjusted operating profit by 1.8%. This resulted in an overall performance score of 83.4%. In recognition of our strong performance against Rogers 3.0 objectives, the Committee approved a modifier of 105% resulting in an overall corporate performance score of 87.6%.

Corporate Measures ($ Billions)	Threshold at 95% of Target ($)	Target at 100% ($)	Stretch at 105% of Target ($)	Actual ($)	Performance Score	Calculated Payout
Operating Revenue[1,2] (65% weight)	12.054	12.688	13.322	12.650	94.0%	61.1%
Adjusted Operating Profit[2,3] (35% weight)	4.978	5.240	5.502	5.146	63.9%	22.3%
Financial Performance Achievement (% of Target) =						83.4%
Approved Modifier =						105.0%
Final Corporate Performance Factor (83.4% x 105%) =						87.6%

[1]	Calculated as operating revenue excluding equipment sales.
[2]

The payout for each measure is calculated on a linear basis for values between threshold and target and between target and stretch. Adjusted operating profit for the corporate factor is calculated before corporate STIP expense.

[3]

Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies.

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Step 2: Determining Team Performance Score

The CEO evaluated the performance of each team based on his assessment of their progress against the Rogers 3.0 strategy. The resulting team ratings did not exceed 100%. Among the NEOs, Mr. Staffieri’s team component was based on the performance of the Finance function, Mr. Woessner’s on Consumer Business Unit, Mr. Khandelwal’s on the Customer Experience Business Unit, and Mr. Boulben’s on the Wholesale & Strategy Business Unit.

Step 3: Determining Individual Performance Score

Each NEO is assessed and their bonus is adjusted based on their individual performance against objectives during the year. For 2015, the CEO reviewed the individual performance of each NEO direct report and made a recommendation to the Human Resources Committee for approval. The individual performance of the CEO was reviewed by the Human Resources Committee.

In its assessment of individual performance, the Human Resources Committee recognized that the NEOs and broader executive leadership team had made solid progress in line with the Rogers 3.0 strategy to better serve customers and position the Company for future growth. The Human Resources Committee evaluated individual NEO’s performance based on the Company’s progress against the Rogers 3.0 priorities, the highlights of which are outlined below.

Rogers 3.0 Priority	2015 Highlights
Be a Strong Canadian Growth Company

•      Grew revenue by 4% and free cash flow by 17%

•      In our largest segment, Wireless, we grew network revenue by 2%, the subscriber base by 5% and ARPA by 4%

•      In Internet, the growth engine of our Cable segment, we grew revenue by 8% and the subscriber base by 2%

Focus on Innovation and Network Leadership

•      Grew our LTE geographic coverage 4 times and now reach 93% of the Canadian population as at December 31, 2015 on our own network

•      Launched IGNITE Gigabit Internet, which is expected to cover our entire footprint by the end of 2016, well ahead of the competition

•      Named Canada’s Fastest ISP and Fastest Mobile Network by Ookla, a global leader in broadband speed testing

Deliver Compelling Content Everywhere

•      Delivered on our commitment to make Sportsnet the number one sports media brand in Canada

•      Launched Share Everything+ plans in Wireless, allowing customers to choose from three content experiences: Texture by Next Issue, shomi or Spotify Premium

Overhaul the Customer Experience

•      Showed the biggest improvement amongst our primary competitors in reducing customer complaints to the Commissioner for Complaints for Telecommunications Services, with complaints down 26% over the 12-month period ended July 31, 2015

•      Reduced the number of times our customers needed to contact us by 13%

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Rogers 3.0 Priority	2015 Highlights
Invest in and Develop Our People

•      Established a national onboarding program for new employees

•      Created a Retail Academy for front-line leaders and a manager leadership development program

•      Recognized again as a Top Employer for 2016 in November 2015 and as a Top Employer for Young People in May 2015 by the editors of Canada’s Top 100 Employer

Drive Growth in the Business Market

•      Consolidated a strong portfolio of assets into a single enterprise business

•      Introduced the first in a series of “leapfrog” technologies with the launch of managed Wi-Fi services and cloud managed cybersecurity services

Go to Market as One Rogers	• Launched Rogers 4K TV and made North America’s largest commitment to broadcasting in 4K, leveraging our robust fibre-coax network and sports content portfolio

A summary of awards for each NEO is provided in the table below:

NEO	Annualized STIP Award ($)	Target STIP Award[1] ($)	Corporate Factor	Team Factor	Individual Factor	Actual STIP Award ($)
J. Guy Laurence	1,531,250	1,584,135	87.6%	n/a	125%	1,734,628
Anthony Staffieri	700,000	722,115	87.6%	100%	120%	759,088
Dirk Woessner[2]	700,000	533,077	87.6%	100%	120%	560,371
Deepak Khandelwal	700,000	726,923	87.6%	100%	125%	795,981
Frank Boulben	600,000	613,846	87.6%	100%	125%	672,161

[1]	Based on Bonus Eligible Earnings (BEE) in the year in line with STIP terms.
[2]	Mr. Woessner was hired effective April 1, 2015. His Target STIP award is prorated for 2015 based on hire date.

Long-Term Incentive Plan Awards for 2015

The Company’s LTIP is intended to strengthen the alignment between the interests of the shareholders, the organization and the executives while enabling executives to participate in the growth and development of the Company. A material portion of the eligible NEOs total direct compensation opportunities are in the form of long-term incentives, consistent with the Company’s compensation philosophy.

Award Values for 2015

At the beginning of each fiscal year, the Human Resources Committee approves the value of LTIP awards to be granted, and with the exception of the CEO’s LTIP, the Human Resources Committee receives recommendations from the CEO and reviews these recommendations with their independent compensation advisor. Typically, the Human Resources Committee does not take previous grants or length of service into account when setting new grants. In the case of exemplary individual performance during the year, a new hire, or a promotion, the Human Resources Committee may approve an award in excess of, or less than, the targeted annual grant level based on their assessment of the rationale provided by the CEO.

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The table below summarizes the target and actual LTIP grant levels for NEOs for 2015.

NEO	2015 Target (% of base salary)	2015 Actual (% of base salary)[1]	2016 Target (% of base salary)
J. Guy Laurence	470%	470%	470%
Anthony Staffieri	200%	214%	250%
Dirk Woessner[2]	250%	n/a	250%
Deepak Khandelwal	250%	250%	250%
Frank Boulben	200%	225%	200%

[1]

In addition to annual LTIP grants (disclosed as “2015 Actual”), and as per the terms of the Share Matching Program, NEOs who elected to defer their PRSU awards received PRSU DSUs in the amount of a 50% match to deferred PRSUs. Mr. Laurence, Mr. Staffieri, Mr. Khandelwal, and Mr. Boulben elected to defer 100% of their PRSU awards and received PRSU DSUs in the amount of $1,439,383, $562,621, $656,392, and $506,404 respectively.

[2]	Mr. Woessner was hired effective April 1, 2015. His sign-on award is excluded from the above table and detailed in the Summary Compensation Table.

Mix of LTIP Vehicles for 2015

For 2015, Mr. Laurence received LTI in the form of 50% PSOs and 50% PRSUs. Mr. Staffieri, Mr. Khandelwal, and Mr. Boulben received their LTI in the form of 25% SOs and 75% PRSUs. These vehicles provide incentive to achieve performance measures that are aligned with increasing long-term shareholder value.

All executives and directors below the Senior Executive level receive LTI in the form of RSUs. For detailed information on the design features and provisions of the LTIP vehicles, see the “Summary of Long-Term Incentive Plans”.

Performance Stock Options

In addition to a time-vesting requirement, pre-established share price performance targets must be met in order for vesting to occur. The share price performance targets for the 2015 grant include:

		Share Price Target
Proportion of Grant	Vesting Period	March 2, 2015 Grant ($)
25%	1 year	47.2224
25%	2 years	49.5835
25%	3 years	52.0627
25%	4 years	54.6658

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Performance Restricted Share Units

In February 2016, the Committee reviewed the Company’s performance against its free cash flow targets and approved a payout score of 82.4% of target for PRSU awards granted in March 2013.

	Annual			Cumulative
	2013	2014	2015	2013 – 2015
Free Cash Flow Target ($ Billions)[1]	2.737	2.865	3.016	8.618
Free Cash Flow Achievement ($ Billions)[1]	2.753	2.653	2.592	7.998
Payout %	101.9%	75.3%	53.1%	88.0%
Weighting	16.67%	16.67%	16.67%	50.0%
Total Payout %				82.4%

[1]

For the purposes of the PRSU plan, free cash flow is defined as adjusted operating profit less additions to property, plant and equipment. Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies.

Mix of LTIP Vehicles for 2016

For 2016 awards, the CEO will continue to receive LTI in the form of 50% Performance Stock Options and 50% PRSUs. All other NEOs will receive LTI in the form of 25% Stock Options and 75% PRSUs. The 2016 PRSU grant will be measured based on three year cumulative free cash flow targets (50%) and three year TSR relative to a custom telecommunications peer group (50%). The payout range for the 2016 PRSU granted to the CEO can range from 50%-150% of target, and for the other NEOs can range from 30%-170% of target.

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PERFORMANCE GRAPH

The following graph illustrates the change in value of $100 invested on December 31, 2010 (5 years ago) in:

•	Class A Shares (RCI.A)

•	Class B Non-Voting Shares (RCI.B)

•	Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite)

The graph also includes a NEO Total Direct Compensation Index which reflects the change in the sum of the Total Direct Compensation for all NEOs (salary + annual incentive awards + long-term incentive awards) for the past five years.

INDEXED RETURNS

	Years Ending
Company / Index	2010	2011	2012	2013	2014	2015
Rogers Communications, Inc. – CL A	100.00	115.14	135.78	151.95	146.36	161.21
Rogers Communications, Inc. – CL B	100.00	117.85	141.01	155.85	152.65	168.25
S&P/TSX Composite Index	100.00	91.24	97.77	110.50	122.15	111.95
NEO Total Direct Compensation Index [1]	100.00	85.24	85.17	95.81	114.50	135.79

[1]

In 2015 the amount included for Mr. Woessner represents his target total direct compensation amount of $3,150,000. Mr. Boulben’s sign-on bonus of $200,000 and transition bonus of $60,000 are excluded from NEO Total Direct Compensation.

Nitin Kawale, President Enterprise Business Unit was hired effective December 1, 2014 and was one of the disclosed NEOs in 2014. In 2014 the amounts included for Mr. Khandelwal and Mr. Kawale represent their target total direct compensation amounts of $3,150,000 and $2,600,000 respectively.

In 2013 Mr. Laurence’s sign-on LTI of $11,820,000 and sign-on bonus of $750,000 are excluded from NEO Total Direct Compensation.

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Values are given as at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation, assuming that all dividends are reinvested.

Aggregate compensation of the NEOs decreased from 2010 to 2012 while the market price of the Company’s shares increased. In 2011, while share prices increased, NEO compensation declined, which reflects, in part, a new mix of NEOs as well as reduced incentive plan outcomes. In 2012, the Company’s share prices continued to increase while NEO compensation showed no material change over 2011. In 2013, the Company’s share price increased further and NEO compensation increased nominally while remaining below 2010 levels. In 2014, the share price decreased in response to significant competitive and regulatory pressures. NEO compensation increased over this period, which reflects a number of new NEO hires. 2015 saw increases in both the share price and NEO compensation as overall company performance improved against key competitors and significant progress was made against business objectives.

Overall, the Human Resources Committee is confident that the current executive compensation program and associated pay levels for its NEOs are well aligned to the Company’s performance over the prior five year period.

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table shows the amount and type of compensation granted to the NEOs in 2013, 2014, and 2015.

Name and Principal Position	Year	Salary[1] ($)	Share Based Awards[2] ($)	Option Based Awards[3] ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value[5] ($)	All Other Comp[6]	Total Comp
					Annual Incentive Plans[4]	Long- Term Incentive Plans
J. Guy Laurence	2015	1,267,308	4,318,150	2,878,758	1,734,628	Nil	740,900	258,991	11,198,734
President & CEO[7,8]	2014	1,200,000	2,820,116	2,820,030	1,286,250	Nil	600,605	262,147	8,989,148
	2013	69,231	6,810,000	5,010,000	Nil	Nil	54,933	755,833	12,699,997
Anthony Staffieri	2015	722,115	1,687,863	375,016	759,088	Nil	187,427	53,390	3,784,899
Chief Financial Officer	2014	645,000	1,289,688	337,508	553,087	Nil	137,816	825,840	3,788,939
	2013	600,000	900,615	300,011	631,069	Nil	111,960	19,909	2,563,564
Dirk Woessner[9]	2015	533,077	2,062,780	437,533	560,371	Nil	125,587	864,294	4,583,642
President, Consumer Business Unit	2014	–	–	–	–	–	–	–	–
	2013	–	–	–	–	–	–	–	–
Deepak Khandelwal[10]	2015	726,923	2,168,168	437,557	795,981	Nil	173,325	33,470	4,335,425
Chief Customer Officer	2014	80,769	3,500,000	–	Nil	Nil	16,576	503,391	4,100,736
	2013	–	–	–	–	–	–	–	–
Frank Boulben[11]	2015	613,846	1,519,212	337,538	672,161	Nil	179,778	322,623	3,645,158
Chief Strategy Officer	2014	239,846	1,125,010	375,005	514,500	Nil	56,585	733,035	3,043,981
	2013	–	–	–	–	–	–	–	–

[1]	The Company has a biweekly payroll schedule and in 2015, there was an additional payroll cycle resulting in total payments being greater than annual salary rates.
[2]

The amounts shown for compensation purposes reflect the five-day weighted average trading price of Class B Non-Voting Shares on the TSX for the five trading days preceding the grant date. This ensures the compensation award values are not influenced by single day trading volatility. The accounting value of these awards differs slightly as a single-day trading price of Class B Non-Voting Shares preceding the grant date is used. Mr. Staffieri’s 2014 amount includes DSUs that will be granted under the Share Matching Program as he elected to defer 100% of his 2014 bonus into DSUs. Mr. Khandelwal’s 2015 amount includes DSUs that will be granted under the Share Matching Program as he elected to defer 100% of his 2015 bonus into DSUs. See the Share Matching Program in “Elements of Compensation” for additional information on this program.

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[3]	The share prices used for the purposes of determining stock option grants are outlined below:

Share Price ($) for Purposes of:	Apr 22, 2015	Mar 02, 2015	Jun 02, 2014	Mar 03, 2014	Dec 02, 2013	Jun 17, 2013	Mar 01, 2013
Compensation (5-day average share price preceding date of grant)	$41.8216	$44.9737	$44.5912	$42.8524	$46.8663	$45.4337	$48.5634
Accounting (date of grant)	$42.99	$44.11	$44.45	$42.90	$48.02	$45.95	$49.05

The compensation value for all stock option awards is determined using a Binomial model which is a common method for valuing stock options. The amounts disclosed represent the option fair value (compensation value) on the grant date. The compensation value differs from the accounting value based on different input assumptions applied in the valuation. A reconciliation of compensation and accounting values are provided below.

Inputs	2015					2014		2013
	Compensation		Accounting			Compensation	Accounting	Compensation	Accounting
Valuation Methodology	Binomial		Trinomial (Mar 2, 2015 PSO Grant)	Black-Scholes (Mar 2, 2015 SO Grant)	Black-Scholes (Apr 22, 2015 SO Grant)	Binomial	Trinomial	Binomial	Trinomial
Share Price Volatility	17.72%		25.17%	20.27%	19.64%	18.60%	25.74%	18.02%	26.40%
Dividend Yield	4.07%		4.53%	4.53%	4.33%	3.63%	4.00%	3.56%	3.30%
Risk-free Interest Rate	1.79%		1.06%	1.06%	1.06%	2.72%	1.20%	1.80%	1.20%
Expected Life	10 years (full term)		n/a	5.42	5.31	10 years (full term)	n/a	10 years (full term)	n/a
Value per Option ($)	5.80 (Mar 2, 2015 PSO and SO Grants)	5.39 (Apr 22, 2015 SO Grant)	6.40	3.34	4.74	7.81	7.32	6.94	9.78
Higher (Lower) Compensation Value Compared to Accounting Value ($):	Compensation value compared to Accounting Value[12,13]

Mr. Laurence	(296,922)					(135,274)		(2,045,566)
Mr. Staffieri	159,118					(16,190)		(122,493)
Mr. Woessner	53,119					n/a		n/a
Mr. Khandelwal	185,654					n/a		n/a
Mr. Boulben	143,216					(17,989)		n/a

[4]

Award amounts granted in or before 2014 relate to cash bonuses under the Company’s STIP and are based on the achievement of pre-established annual performance goals approved by the Board on the recommendation of the Human Resources Committee. Mr. Khandelwal elected to defer 100% of his 2015 bonus into DSUs under the Share Matching Program. Mr. Staffieri elected to defer 100% of his 2014 bonus into DSUs under the Share Matching Program.

[5]

The pension values represent the compensatory change as described in “Pension Plan Benefits”. Pension values reflect the value of the projected pension earned for service from January 1 to December 31 of the respective year.

[6]

The amount reported in 2015 for Mr. Laurence includes a travel allowance of $168,777, executive allowance of $70,000, $8,050 for the Company’s contribution to the ESAP, and amounts related to Mr. Laurence’s insurance premiums. Mr. Laurence’s amount in 2014 included a travel allowance of $156,095, executive allowance of $70,000, $6,250 for the Company’s contribution to the ESAP, and amounts related to Mr. Laurence’s relocation and insurance premiums. Mr. Staffieri’s amounts in 2015, 2014 and 2013 reflect an executive allowance, taxable benefits related to parking, life insurance and AD&D premiums, and ESAP. Mr. Staffieri’s 2014 amount includes a retention bonus of $776,700 that was awarded for his performance during the CEO transition process. Mr. Woessner’s 2015 amount includes an executive allowance of $18,150, a signing bonus of $750,000, a relocation allowance of $57,683, and an education reimbursement of $37,626. Mr. Khandelwal’s 2015 amount reflects an executive allowance, taxable benefits related to parking, life insurance and AD&D premiums, and ESAP contributions. Mr. Boulben’s 2015 amount includes an executive allowance of $24,200, a signing bonus of $200,000 (total of $600,000 payable in thirds in 2014, 2015 and 2016), a transition allowance of $60,000, taxable benefits related to housing of $12,000, life insurance and AD&D premiums. Mr. Boulben’s 2014 amount includes an executive allowance of $10,080, a signing bonus of $200,000, taxable benefits related to housing of $5,000, life insurance and AD&D premiums.

[7]

Mr. Laurence was hired as President and CEO, RCI on December 2, 2013. The amounts in the table above represent his prorated salary for the period of December 2, 2013 to December 31, 2013. Upon hire on December 2, 2013, Mr. Laurence received a prorated 2013 award of 76,814 PRSUs and additional sign-on awards of 30,085 PRSUs and 38,407 DSUs with a total share-based award value equal to $6,810,000. In addition, Mr. Laurence received a prorated 2013 grant of 210,389 PSOs and an additional

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sign-on grant of 537,163 PSOs for a total option based award value equal to $5,010,000. The amount reflected in the All Other Compensation column includes a $750,000 cash signing bonus and Mr. Laurence’s prorated executive allowance amount.
[8]	Mr. Laurence received no additional compensation for his role as a member of the Board.
[9]

Dirk Woessner was hired as President, Consumer Business Unit on April 1, 2015. The amounts in the table above represent his prorated salary for the period of April 1, 2015 to December 31, 2015. Upon hire, Mr. Woessner received a sign-on award of 17,933 RSUs with a total share-based award value equal to $750,000. One-half of Mr. Woessner’s RSUs vested on July 1, 2015, with the balance due to vest on July 1, 2016. The amount reflected in the All Other Compensation column includes a $750,000 cash signing bonus. Mr. Woessner’s sign-on amounts were awarded to offset a portion of the value he forfeited with his previous employer.

[10]

Deepak Khandelwal was hired as Chief Customer Officer on November 10, 2014. The amounts in the table above represent his prorated salary for the period of November 10, 2014 to December 31, 2014. Upon hire, Mr. Khandelwal received sign-on awards of 61,673 RSUs and 15,418 DSUs with a total share-based award value equal to $3,500,000. One-half of Mr. Khandelwal’s RSUs and DSUs vested in six months with the balance vesting eighteen months following the grant date. The amount reflected in the 2014 All Other Compensation column includes a $500,000 cash signing bonus. Mr. Khandelwal’s sign-on amounts were awarded to offset a portion of the value he forfeited with his previous employer.

[11]

Frank Boulben was hired as Chief Strategy Officer on August 1, 2014. The amounts in the table above represent his prorated salary for the period of August 1, 2014 to December 31, 2014. Upon hire, Mr. Boulben received sign-on awards of 53,990 PSOs and 26,401 PRSUs with a total share-based award value equal to $1,500,000. The PSOs vest equally on each of the first four anniversaries from the date of grant subject to the achievement of performance conditions (price hurdles). The 2014 and 2015 amounts reflected in the All Other Compensation column include a $200,000 cash signing bonus (total of $600,000 payable in thirds in each of 2014, 2015 and 2016). In addition, the 2014 amount reflected in the All Other Compensation column includes $509,917 for consulting services Mr. Boulben provided prior to August 1, 2014. Mr. Boulben’s sign-on amounts were awarded to reflect the value of his 2014 annual LTI grant and to offset a portion of the value he forfeited with his previous employer.

[12]

The compensation values for Mr. Laurence, Mr. Staffieri, Mr. Khandelwal and Mr. Boulben were calculated based on the binomial methodology for PSOs and SOs granted on March 2, 2015. The compensation value for Mr. Woessner was calculated based on the binomial methodology for SOs granted on April 22, 2015.

[13]

The accounting value for Mr. Laurence was calculated based on the trinomial methodology for PSOs granted on March 2, 2015. Accounting values for Mr. Staffieri, Mr. Khandelwal and Mr. Boulben were calculated based on the Black-Scholes methodology for SOs granted on March 2, 2015. The accounting value for Mr. Woessner was calculated based on the Black-Scholes methodology for SOs granted on April 22, 2015.

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INCENTIVE PLAN AWARDS

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The following table provides information with respect to outstanding stock options, RSUs, and DSUs held by the NEOs as at December 31, 2015.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested[1] ($)	Market or payout value of vested share-based awards not paid out or distributed[1] ($)
J. Guy Laurence[2]	496,200	44.9737	3/2/2025
	403,730	42.8524	3/3/2024
	747,552	46.8663	12/2/2023	3,966,095	244,435	11,664,420	2,654,879
Anthony Staffieri[3]	64,640	44.9737	3/2/2025
	5,160	44.5912	6/2/2024
	42,950	42.8524	3/3/2024
	20,780	45.4337	6/17/2023
	23,760	48.5634	3/1/2023
	45,750	37.9603	3/1/2019	896,744	91,621	4,372,150	606,280
Dirk Woessner	81,100	41.8216	4/22/2025	478,360	41,227	1,967,346	Nil
Deepak Khandelwal[4]	75,420	44.9737	3/2/2025	207,126	85,443	4,077,367	1,688,807
Frank Boulben	58,180	44.9737	3/2/2025
	53,990	42.6124	8/1/2024	435,539	62,736	2,993,745	Nil

[1]	The market value is based on the closing price for Class B Non-Voting Shares on the TSX on December 31, 2015 which was $47.72.
[2]

The value of awards not paid or distributed for Mr. Laurence reflects RSUs that vested May 2, 2014 and were converted to DSUs as well as 2/3 of the DSUs that were granted to him as a signing bonus and vested December 2, 2014 and December 2, 2015 plus accumulated dividends.

[3]	The value of awards not paid or distributed for Mr. Staffieri reflects Bonus DSUs that were granted to him as part of the Share Matching Program and vested March 2, 2015 plus accumulated dividends.
[4]	The value of awards not paid or distributed for Mr. Khandelwal reflects RSUs that vested May 10, 2015 and were converted in to DSUs plus accumulated dividends.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table provides information on the vesting and payout of awards under the Company’s incentive plans during 2015.

NEO	Option Awards–Value Vested During the Year[1] ($)	Share Awards–Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation–Value Earned During the Year ($)
J. Guy Laurence	2,060,882	1,430,459	1,734,628
Anthony Staffieri	152,773	365,162	759,088
Dirk Woessner	0	391,073	560,371
Deepak Khandelwal	0	1,366,723	795,981
Frank Boulben	38,974	0	672,161

[1]	Value of Option Awards based on the date the Company determines that the share price hurdle has been satisfied.

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SUMMARY OF LONG-TERM INCENTIVE PLANS

The following tables provide a summary of the Company’s various equity-based incentive plans.

Stock Option Plans

Type	Performance Stock Options	Stock Options
Eligibility	CEO NEOs and other select executives prior to 2015.	Starting in 2015: NEOs, excluding the CEO, and other select executives. Prior to 2013: other executives and select directors of the Company and affiliates were eligible.
Overview	Stock options are granted with tandem share appreciation rights (SARs). Each option entitles the holder, upon exercise, to acquire one Class B Non-Voting Share at the option exercise price (“grant price”) as set out in the terms of the award. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Non-Voting Share minus the option exercise price.
Vesting and Expiry	Awards time vest 25% per year over the first four years, however they will only fully vest if the performance requirement of a 5% increase in share price at each anniversary has also been met. Awards expire ten years following the grant date. Awards granted prior to 2013 have a seven year term.	Awards vest 25% per year over the first four years, and expire ten years following the grant date. Awards granted prior to 2013 have a seven year term.
Exercise Price (grant price or option price)	Awards are granted at fair market value using the five day weighted average price of Class B Non-Voting Shares for the five business days preceding the date on which the award is granted.
Termination Provisions:	The following rules apply if a participant’s employment is terminated before expiry:
Death / Disability	Awards vest effective as at the date of the participant’s death or disability and are exercisable until the end of the term.
Retirement (at retirement age as determined by the Human Resources Committee)	Awards vest effective as at the date of retirement and are exercisable until the end of the term.
Resignation	Unvested awards are forfeited and vested awards may be exercised within 30 days after termination.
Termination Without Cause	Unvested awards are forfeited and vested awards may be exercised within 30 days after termination.
Termination For Cause	Vested and unvested awards are forfeited.

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Type	Performance Stock Options	Stock Options
Change in Control	The Board may allow awards to vest effective as at the date of the change in control. Vested awards would be exercisable until the end of the term.
Assignment of Awards	Awards are personal to the holder and are non-assignable, except to a legal personal representative of the holder, to a personal holding company controlled by the holder or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Full Value Share Plans

Type	PRSUs	RSUs
Eligibility	NEOs and other select executives.	Executives not participating in the PRSU plan and select directors of the Company and affiliates.
Overview

PRSUs track the price of the Class B Non-Voting Shares, and when dividends are paid additional PRSUs are credited to the participant’s PRSU account. PRSUs cliff vest on the third anniversary of the grant date.

For grants in 2014 and earlier the number of units that vest will vary from 50% to 150% of the accumulated units, based on annual and three year cumulative free cash flow performance relative to targets.

Starting in 2015, for NEOs other than the CEO, the number of units that vest will vary from 30% to 170% of the accumulated units, based on three year cumulative free cash flow performance relative to targets and Relative TSR. The number of units that vest for the CEO will continue to vary from 50% to 150% of the accumulated units, based on three year cumulative free cash flow performance relative to targets and Relative TSR.

The payment will be equal to the vested PRSUs (including dividends), multiplied by the market price on the vesting date.

RSUs track the price of the Class B Non-Voting Shares, and when dividends are paid additional RSUs are credited to the participant’s RSU account.

RSUs cliff vest on the third anniversary of the grant date and are typically settled in cash at maturity but can be settled as Class B Non-Voting Shares from treasury if requested.

The payment will be equal to the vested RSUs (including dividends) multiplied by the market price on the vesting date.

Award	The number of units granted is determined by dividing the dollar amount of the award by the market price on the day of the award. Key Executives may elect to receive their bonus in the form of RSUs.
Market Price	Market price is the five day weighted average price of Class B Non-Voting Shares for the five business days preceding the date in question (e.g., grant date or vesting date). For example, the market price on March 1, 2016 would be calculated using the five business days before March 1st, but excluding March 1st.

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Type	PRSUs	RSUs
Dividend Equivalents	Dividends will be reinvested in additional units that will be paid at maturity.
Vesting

Units cliff vest not later than three years after the grant date.

Bonus amounts that are deferred into RSUs vest no later than June 15th of the third calendar year following the calendar year in which the bonus remuneration was earned.

Payout

After vesting a lump sum cash payment is made to the participant. If requested, the participant may receive Class B Non-Voting Shares in lieu of cash.

Select executives may elect to defer their units that vest by December 2018 into DSUs. (see below)

Termination Provisions:	The following rules apply if a participant’s employment is terminated before vesting:
Death / Disability	Units vest effective as at the date of the participant’s death or disability and are paid out at the next payroll date.
Retirement (at retirement age as determined by the Committee)	Units vest effective as at the date of the participant’s retirement and are paid out at the next payroll date.
Resignation	Unvested Units are forfeited.
Termination Without Cause	Unvested Units are forfeited.
Termination For Cause	Unvested Units are forfeited.
Change in Control	The Board may allow units to vest and be redeemed effective as at the date of the change in control.
Transferability of Awards	RSUs and PRSUs are not transferable or assignable other than to the legal personal representative of the holder or by will in the event of the death of a participant, subject to any applicable regulatory approval.

Deferred Share Unit Plan

Eligibility	Select senior executives and executives who participate in the Share Matching Program.
Overview	DSUs track the price of the Class B Non-Voting Shares, and when dividends are paid additional DSUs are credited to the participant’s DSU account.
Payout	DSUs may be redeemed for cash only if they are vested and after termination of employment with the Company for any reason. They are the same as RSUs and PRSUs in terms of market price and payout.
Award

Select executives may elect to defer their PRSUs that vest by December 2018 into DSUs. RSUs and PRSUs will be converted to DSUs on a one for one basis.

In 2015 through 2017, executives may elect to defer their STIP awards and/or their RSU/PRSU grant into DSUs before it is granted. Executives will receive an additional award of DSUs as a match. The number of units granted is determined by dividing the dollar amount of the award by the market price on the day of the award (see Share Matching Program).

Occasionally executives will be granted DSUs as part of their on-hire compensation.

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Termination Provisions:	The following rules apply if a participant’s employment is terminated before vesting:
Death / Disability	Units vest effective as at the date of the participant’s death or disability and are paid out at the next payroll date.
Retirement (at retirement age as determined by the Committee)	Units vest effective as at the date of the participant’s retirement and are paid out at the next payroll date.
Resignation	Unvested Units are forfeited.
Termination Without Cause	Unvested Units are forfeited.
Termination For Cause	Unvested Units are forfeited.
Vesting

DSUs that are granted on bonus remuneration or vested RSUs or PRSUs are immediately vested.

DSUs that are granted as part of on-hire compensation typically vest within three years of service with the Company.

See Share Matching Program below for details on the vesting of DSUs granted as part of this program.

Share Matching Program (2015 — 2017 only)

Eligibility

Eligible executives as determined by management.

Only annual STIP amounts or annual grants of RSUs and PRSUs are eligible for a Company match (i.e. sign-on amounts or special one-time bonuses are not eligible).

Overview	Executives may elect to defer all or a portion of their STIP and/or PRSU/RSU grants into DSUs and in return receive a matching grant of DSUs from the Company. In 2015 the match rate was 50% and in 2016 and 2017 the match will be 25%. Total company matching amounts are subject to an overall cap for participants.
Award	The number of units granted is determined by dividing the dollar amount of the award by the market price on the day of the award.
Market Price	Market price is the five day weighted average price of Class B Non-Voting Shares for the five business days preceding the date in question (e.g., grant date or payout date). For example, the market price on March 1, 2016 would be calculated using the five business days before March 1st, but excluding March 1st.
Termination Provisions:	The following rules apply if a participant’s employment is terminated before vesting:
Death / Disability	Units vest effective as at the date of the participant’s death or disability and are paid out at the next payroll date.
Retirement (at retirement age as determined by the Committee)	Units vest effective as at the date of the participant’s retirement and are paid out at the next payroll date.

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Resignation	Unvested Units are forfeited.
Termination Without Cause	Unvested Units are forfeited.
Termination For Cause	Unvested Units are forfeited.
Vesting	DSUs awarded upon deferral of STIP vest immediately. All matching DSUs awarded upon deferral of STIP will vest 1/3 per year. DSUs awarded upon deferral of RSU/PRSUs, and all matching DSUs awarded upon deferral of RSU/PRSUs cliff vest not later than three years after the grant date, and are subject to the same adjustments for performance as applicable.
Payout

Vested DSUs must be redeemed by holders by December 15 of the year following termination of service. Unvested DSUs at the time of termination are forfeited.

“Specified Executives” subject to US tax filing will have their DSUs automatically redeemed 6 months after separation from service, all other US tax filers thirty days after separation.

PENSION PLAN BENEFITS

The Company provides pension benefits to its employees, including NEOs, through the Rogers Defined Benefit Pension Plan (the Registered Plan). In addition, all NEOs, other than Mr. Laurence, receive benefits under the Rogers Supplementary Retirement Plan (the Supplementary Plan).

The Registered Plan is a contributory defined benefit pension plan registered under the Income Tax Act (Canada) and the Pension Benefits Standards Act. However, executives who are eligible for membership in the Supplementary Plan are not required to contribute. For each year of credited service, the Registered Plan provides NEOs with an annual pension benefit of 2.0% of their pre-2015 career average base salary plus 2.0% of their post-2014 career average pensionable earnings (including eligible target bonuses and capped at $1,250,000 per annum). Periodically, Rogers has provided for updates to the career average base year earnings used to determine pensions under the Registered Plan. The most recent such upgrade is effective December 31, 2013 such that pension benefits earned for all service prior to January 1, 2011 are based on the member’s pensionable earnings in 2010. The pension earned in respect of any given year is limited to the maximum pension limit under the Income Tax Act (Canada) for the year in which the benefit is earned. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment, but in any event no later than age 65. Executives who terminate before age 55 with at least three years of service are entitled to a lump sum payment of equivalent value to the accrued pension payable at age 65.

The Supplementary Plan provides benefits to certain key executives approved by the Human Resources Committee and provides benefits that cannot be provided through the Registered Plan because of the Income Tax Act (Canada) limits. Benefits earned under the Supplementary Plan vest after three years of service in the Supplementary Plan and are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment or age 65. Benefits payable from the Supplementary Plan are offset by any benefits payable from the Registered Plan. The Supplementary Plan is not funded and benefit payments to former executives are paid directly by Rogers. At December 31, 2015, the unfunded obligation in respect of both current and former executives and their beneficiaries was $56,114,000 (compared to an obligation of $56,346,000 as at December 31, 2014). In 2015, Rogers recognized a charge to net income of $5,132,000 in respect of benefits accrued for service by current executives and made payments to former executives and their beneficiaries of $2,867,000. The Supplementary Plan has been amended in 2015 to include the pensionable bonus, earnings cap and termination benefits described in the preceding paragraph.

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Pursuant to Mr. Laurence’s employment agreement, he is entitled to supplementary pension benefits that differ from the standard Supplementary Plan benefit described above. Mr. Laurence’s agreement provides for a lifetime pension benefit, payable immediately following termination of employment, equal to $5,208.33 per month of service at termination less any accrued normal retirement pension payable from the Registered Plan. If Mr. Laurence dies within five years after benefits commence, his estate will receive a lump sum payment equal to the value of his pension for the balance of that five year period. If Mr. Laurence dies before benefits commence, his spouse at the time of his death will receive a pension on the basis that Mr. Laurence is deemed to have retired immediately prior to his death and elected a reduced pension guaranteed for 15 years and with 100% of the pension payable to his surviving spouse. If she dies within 15 years from the time she begins to receive such benefits, her estate will receive a lump-sum payment equal to the value of her pension for the balance of that 15 year period.

The table below shows the following information for each NEO participating in the Company’s defined benefit pension arrangements: years of credited service as at December 31, 2015; estimated annual benefit accrued, or earned, for service up to December 31, 2015 and up to the age of 65 (or assumed retirement date if later than age 65); and a reconciliation of the accrued obligation from December 31, 2014 to December 31, 2015.

Name	Number of Years Credited Service	Annual Benefits Payable		Accrued Obligation at Start of Year[2] ($)	Compensatory Change[3] ($)	Non- Compensatory Change[4] ($)	Accrued Obligation at Year End[5] ($)
		At Year End ($)	At Age 65[1] ($)
J. Guy Laurence[6]	2.08	130,208	500,000	803,802	740,900	10,920	1,555,622
Anthony Staffieri[7]	4.09	62,824	400,324	476,720	187,427	(2,826)	661,321
Deepak Khandelwal[8]	1.14	26,615	447,448	21,852	173,325	(2,152)	193,025
Frank Boulben[9]	1.58	31,615	401,616	75,197	179,778	(2,040)	252,936
Dirk Woessner[10]	0.75	21,323	475,491	0	125,587	(2,222)	123,365

[1]

Annual Benefits Payable at Age 65 include the value of assumed pensionable bonuses for service after 2014. Retiring executives may elect to have the pension converted to a lump sum commuted value. Commuted values would be based on market interest rates in effect at the date of retirement and may differ significantly from the Accrued Obligation at Year End.

[2]

The accrued obligation at the start of the year is the value of the projected pension earned for service to December 31, 2014. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2014 as disclosed in the notes to the 2014 consolidated financial statements, based on the actual earnings for 2014 and adjusted to reflect expected increases in pensionable earnings.

[3]

The values shown under Compensatory Change include the value of the projected pension earned for service from January 1, 2015 to December 31, 2015, the change in accrued obligation due to differences between actual and assumed compensation for the year and the change in accrued obligation due to changes in benefits in the year. The impact of expected future base year upgrades is recognized in the compensatory change over the career of each executive even in years when no such upgrade occurs. The accrued benefit liabilities assume that RCI will resume its historical practice of upgrading the career average earnings base year on a triennial basis. In the future, if RCI deviates from its historical practices, such deviation will be reflected in the compensatory change at that time.

[4]

Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions and changes in actuarial assumptions.

[5]

The accrued obligation at year-end is the value of the projected pension earned for service to December 31, 2015. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2015 as disclosed in the notes to the 2015 consolidated financial statements, based on the actual earnings for 2015 and adjusted to reflect expected increases in pensionable earnings.

[6]

Mr. Laurence’s employment agreement provides for a pension payable at age 60 of $500,000 per annum less pension amounts payable from the Registered Plan. The total pension amount prior to any offset is reduced by $5,208.33 for each month his actual retirement date precedes age 60.

[7]	Mr. Staffieri will be eligible for an additional 3 years of credited service upon his 5th and 10th service anniversaries with Rogers (i.e., November 28, 2016 and November 28, 2021).
[8]	Mr. Khandelwal’s Supplementary Plan benefits vest in 2017.
[9]	Mr. Boulben’s Supplementary Plan benefits vest in 2017.
[10]	Mr. Woessner’s Supplementary Plan benefits vest in 2018.

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Unless otherwise noted, all NEOs are currently vested in their pension entitlements earned to December 31, 2015. In accordance with International Financial Reporting Standards, the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

TERMINATION AND CHANGE OF CONTROL BENEFITS

POTENTIAL PAYMENTS UPON TERMINATION, RESIGNATION, RETIREMENT OR CHANGE OF CONTROL

The following tables show potential payments to each NEO as if the officer’s employment had been terminated with or without cause and/or if the officer had retired or resigned as at December 31, 2015. There are no provisions specific to a change in control scenario, and the Committee has ultimate discretion to determine appropriate treatment in accordance with plan terms.

The amounts for each NEO were calculated using the closing market price of Class B Non-Voting Shares on December 31, 2015 ($47.72). The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below.

The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

J. Guy Laurence

Mr. Laurence commenced employment as President and CEO of Rogers on December 2, 2013. Per the terms of his employment agreement, Mr. Laurence would be entitled to the arrangements below following the termination of his employment as at December 31, 2015:

	Severance ($)	Stock Options ($)	Share-based Awards ($)	Pension ($)	Total ($)
Termination Without Cause [1]	5,652,500	1,983,049	6,481,528	1,873,000	15,990,077
Resignation [2]	–	–	921,829	–	921,829
Retirement [3]	–	–	–	–	–
Termination With Cause	–	–	–	–	–
Change of Control	–	–	–	–	–

[1]

In the event of termination without cause on December 31, 2015, Mr. Laurence would be entitled to receive a lump sum payment equal to 24 months of base salary, bonus at target and executive allowance (while resident in Canada). Mr. Laurence’s prorated 2013 award of stock options and PRSUs and his sign-on award of stock options, PRSUs and DSUs will vest immediately upon termination without cause. In addition, Mr. Laurence’s stock options and PRSUs that would have vested prior to the end of 24 months or the date he commences alternative full time employment with a named competitor (whichever is sooner) (Continuation Period), will continue to vest to the end of the Continuation Period. Stock options must be exercised within 30 days after the end of the Continuation Period. Consistent with the treatment for other NEOs, all performance targets related to stock options are deemed to have been met at 100% of target, and all performance targets related to PRSUs and PRSU DSUs for any annual or three year performance period that has not been completed are deemed to have been met at 100% of target. Also, the Company will cover all relocation expenses up to a maximum of $100,000.

[2]

In the event of resignation, Mr. Laurence must provide the Board with six months prior written notice. Mr. Laurence will be entitled to redeem any P/RSUs, stock options and DSUs that vest prior to the effective date of resignation. Mr. Laurence’s PRSUs granted in respect of his sign-on award will be redeemed prorata based on the effective date of the resignation. As at December 31, 2015, Mr. Laurence is entitled to a payment of $921,829.

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[3]

Mr. Laurence was not eligible for retirement on December 31, 2015. If Mr. Laurence retires on or after attaining age 60, the Company will cover all reasonable relocation expenses back to Europe as permitted under Rogers relocation policy incurred during the period of 24 months after the date of termination and up to a maximum aggregate of $100,000, (plus lease breakage fees in Toronto (up to a maximum of three months’ rent) which will be reimbursed in addition), during this 24 month period.

Anthony Staffieri

Mr. Staffieri commenced employment as Chief Financial Officer of Rogers on November 29, 2011. Per the terms of his employment agreement, Mr. Staffieri would be entitled to the arrangements below following the termination of his employment as at December 31, 2015:

	Severance ($)	Stock Options ($)	Share-based Awards ($)	Pension ($)	Total ($)
Termination Without Cause[1,2]	2,848,400	336,741	1,975,965	481,000	5,642,105
Resignation[3]	–	–	–	–	–
Retirement[4]	–	–	–	–	–
Termination With Cause[5]	–	–	–	–	–
Change of Control	–	–	–	–	–

[1]

In the event of termination without cause on December 31, 2015, Mr. Staffieri would be entitled to receive a lump sum payment equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuance. All stock options and PRSUs held by Mr. Staffieri will continue to vest to the earlier of 24 months or the date he commences alternative full time employment with a named competitor. Stock options must be exercised within 30 days of the expiry of this period. Mr. Staffieri’s 2015 Bonus DSUs will be available for redemption upon termination until December 15, 2016. Consistent with the treatment for other NEOs, all performance targets related to stock options are deemed to have been met at 100% of target, and all performance targets related to PRSUs and PRSU DSUs for any annual or three year performance period that has not been completed are deemed to have been met at 100% of target.

[2]

In the event of an occurrence constituting Good Reason which is not remedied by the Company within 30 days of notice by Mr. Staffieri, and no later than 60 days following such date, Mr. Staffieri may terminate his employment and receive the benefits outlined above as if it was a termination of employment without cause. “Good Reason” includes any material diminishment of Mr. Staffieri’s authority or responsibility as EVP & CFO; a unilateral change in his reporting responsibilities; or a material reduction in compensation, pension plan or benefits.

[3]

In the event of resignation, Mr. Staffieri must provide the President and CEO with two weeks prior written notice. Mr. Staffieri will be entitled to redeem any P/RSUs, stock options and DSUs that vest prior to the effective date of resignation.

[4]	Mr. Staffieri was not eligible for retirement on December 31, 2015.
[5]

Termination with cause includes (i) theft, fraud or embezzlement from the Company or any other material act of dishonesty relating to Mr. Staffieri’s employment; or (ii) wilful misconduct in the course of fulfilling his duties which is materially injurious to the Company; or wilful, deliberate and continuous failure on his part to perform his duties in any material respect after written notice is provided by the Company; (iii) wilful material breach of a material provision of our Business Conduct Policy for Directors, Officers and Employees.

Dirk Woessner

Mr. Woessner commenced employment as President, Consumer Business Unit on April 1, 2015. Per the terms of his employment agreement, Mr. Woessner would be entitled to the arrangements below following the termination of his employment as at December 31, 2015:

	Severance ($)	Stock Options ($)	Share-based Awards ($)	Pension ($)	Total ($)
Termination Without Cause[1]	2,848,400	239,180	437,115	37,000	3,561,695
Resignation[2,3]	–	–	–	–	–
Retirement[4]	–	–	–	–	–
Termination With Cause[3]	–	–	–	–	–
Change of Control	–	–	–	–	–

[1]

In the event of termination without cause on December 31, 2015, Mr. Woessner would be entitled to receive payments equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuance. All stock options and PRSUs held by Mr. Woessner will continue to vest to the earlier of 24 months or the date he commences alternative full time employment

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with a named competitor. Mr. Woessner’s sign-on award of RSUs will vest immediately. Consistent with the treatment for other NEOs, all performance targets related to PRSUs for any annual or three year performance period that has not been completed are deemed to have been met at 100% of target.
[2]

In the event of resignation, Mr. Woessner must provide the Company with six months’ prior written notice. Mr. Woessner will be entitled to redeem any P/RSUs and stock options that vest prior to the effective date of resignation.

[3]

In the event of resignation or termination with cause, Mr. Woessner must repay a prorated portion of the signing bonus of $750,000 based on 1/24 of the relevant bonus payment being earned for each full month of employment after receipt of the relevant payment. Mr. Woessner must also repay a prorated portion of any vested sign-on RSUs equal to 1/24 of the amount received upon redemption for each full month of employment less than 24 months. As at December 31, 2015, Mr. Woessner must repay $500,000 in signing bonus and $260,715 in sign-on RSUs. Mr. Woessner has authorized the Company to deduct any required repayment from any money otherwise payable to him.

[4]	Mr. Woessner was not eligible for retirement on December 31, 2015.

Deepak Khandelwal

Mr. Khandelwal commenced employment as Chief Customer Officer on November 10, 2014. Per the terms of his employment agreement, Mr. Khandelwal would be entitled to the arrangements below following the termination of his employment as at December 31, 2015:

	Severance ($)	Stock Options ($)	Share-based Awards ($)	Pension ($)	Total ($)
Termination Without Cause[1]	2,848,400	207,126	4,329,152	512,000	7,896,678
Resignation[2,3]	–	–	–	–	–
Retirement[4]	–	–	–	–	–
Termination With Cause[3]	–	–	–	–	–
Change of Control	–	–	–	–	–

[1]

In the event of termination without cause on December 31, 2015, Mr. Khandelwal would be entitled to receive payments equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuance. Mr. Khandelwal’s sign-on award of RSUs and DSUs will vest immediately. Mr. Khandelwal will be entitled to accelerated vesting of his March 2015 stock options grant at the end of the Continuation Period, and he may exercise such vested stock options for a further 30 day period. In addition, Mr. Khandelwal will be entitled to immediately redeem his March 2015 Grant of PRSU DSUs and Matched PRSU DSUs on the date that is 24 months from the date of termination. Mr. Khandelwal’s 2015 DSUs will be available for redemption upon termination until December 15, 2016. Consistent with the treatment for other NEOs, all performance targets related to PRSUs and PRSU DSUs for any annual or three year performance period that has not been completed are deemed to have been met at 100% of target.

[2]

In the event of resignation, Mr. Khandelwal must provide the Board with six months prior written notice. Mr. Khandelwal will be entitled to redeem any P/RSUs, stock options and DSUs that vest prior to the effective date of resignation.

[3]

In the event of resignation or termination with cause, Mr. Khandelwal must repay a prorated portion of the signing bonus of $500,000 based on 1/24 of the relevant bonus payment being earned for each full month of employment after receipt of the relevant payment. Mr. Khandelwal must also repay a prorated portion of any vested sign-on RSUs equal to 1/24 of the amount received upon redemption for each full month of employment less than 24 months. A portion of the payment (85%) for the sign-on RSUs that vested on May 10, 2015 was converted into DSUs and the remaining 15% was paid out in cash. Mr. Khandelwal will be entitled to have Rogers redeem 1/24 of the sign-on DSUs that have vested for each full month of employment. As at December 31, 2015, Mr. Khandelwal must repay $229,167 in signing bonus. In addition, Mr. Khandelwal is entitled to redeem $207,906 of the sign-on DSUs that vested on May 10, 2015 and is entitled to receive a residual value of $612,906 with respect to the vested sign-on RSUs that were converted to DSUs. Mr. Khandelwal has authorized the Company to deduct any required repayment from any money otherwise payable to him.

[4]	Mr. Khandelwal was not eligible for retirement on December 31, 2015.

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Frank Boulben

Mr. Boulben commenced employment as Chief Strategy Officer on August 1, 2014. Per the terms of his employment agreement, Mr. Boulben would be entitled to the arrangements below following the termination of his employment as at December 31, 2015:

	Severance ($)	Stock Options ($)	Share-based Awards ($)	Pension ($)	Total ($)
Termination Without Cause[1]	1,326,217	108,887	–	556,000	1,991,104
Resignation[2,3]	–	–	–	–	–
Retirement[4]	–	–	–	–	–
Termination With Cause[3]	–	–	–	–	–
Change of Control	–	–	–	–	–

[1]

In the event of termination without cause on December 31, 2015, Mr. Boulben would be entitled to receive payments equal to 13 months of base salary, bonus at target and executive allowance, as well as benefits continuance. All stock options and PRSUs (including sign-on awards) held by Mr. Boulben will continue to vest to the earlier of 18 months or the date he commences alternative full time employment with a named competitor. Stock options must be exercised within 30 days of the expiry of this period. Consistent with the treatment for other NEOs, all performance targets related to stock options are deemed to have been met at 100% of target, and all performance targets related to PRSUs and PRSU DSUs for any annual or three year performance period that has not been completed are deemed to have been met at 100% of target.

[2]

In the event of resignation, Mr. Boulben must provide the Board with four weeks’ prior written notice. Mr. Boulben will be entitled to redeem any P/RSUs, stock options and DSUs that vest prior to the effective date of resignation.

[3]

In the event of resignation or termination with cause, Mr. Boulben must repay a prorated portion of the signing bonus of $200,000 (paid on May 31, 2015) equal to 1/24 of the bonus payment being earned for each full month of employment after receipt of the relevant payment. As at December 31, 2015, Mr. Boulben must repay $150,000 in signing bonus. Mr. Boulben has authorized the Company to deduct any required repayment from any money otherwise payable to him.

[4]	Mr. Boulben was not eligible for retirement on December 31, 2015.

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Director Compensation

DIRECTOR COMPENSATION, PHILOSOPHY AND COMPONENTS

The compensation of the members of the Board is subject to periodic review by the Corporate Governance Committee, based on an assessment by the Corporate Governance Committee of prevailing market conditions and with recommendations from Hugessen. In 2011, the Corporate Governance Committee engaged Hugessen to conduct a review of non-executive directors’ compensation. Based on the conclusions of the review, the Corporate Governance Committee recommended adjustments be made to directors’ compensation, which the Board approved, and which have been in effect since April 2011. In 2013, Hugessen was retained to conduct a review of the compensation of the Chairman of the Board.

The compensation of directors is designed to:

•	attract and retain qualified individuals to serve on the Board;

•	align the interests of the directors with the interests of the Company’s shareholders; and

•	provide competitive compensation in line with the risks and responsibilities inherent to the role of director.

As described below, our director compensation program has five components:

•	an annual cash retainer;

•	annual fees if the director serves as Lead Director, a Committee Chair, or Committee member;

•	attendance fees for each board and committee meeting the director attends;

•	travel fees, where applicable, to cover the time that was required to travel to attend board and committee meetings;

•	DSUs, which directors may choose to receive in lieu of their fees; and

•	an annual grant of DSUs.

RETAINERS AND FEES

During the year ended December 31, 2015, non-employee members of the Board received director retainers and fees in accordance with the following standard arrangements:

Type of Retainer or Fee	Amount ($)
Board Annual Retainer	65,000
Lead Director Annual Retainer	40,000
Audit and Risk Committee Chair Annual Retainer	30,000
Human Resources Committee Chair Annual Retainer	20,000
Other Committee Chairs Annual Retainer	10,000
Meeting Fees Board or committee (other than Audit and Risk Committee)	1,500 1,750 2,000	[1]	or (travel 100 to 1,000 km) or (travel over 1,000 km)
Audit and Risk Committee	2,000 2,250 2,500		or (travel 100 to 1,000 km) or (travel over 1,000 km)
Audit and Risk Committee and Human Resources Committee Chairs	3,000
Other Committee Chairs	2,000

[1]

Directors are entitled to a fee of $500 for attendance by telephone conference call if less than one hour, subject to the discretion of the Chairman to determine that the full meeting fee will be paid.

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The table below shows the retainers and fees that we paid to the non-employee directors for meetings held during the year ended December 31, 2015.

Name	Retainer		Attendance fees
	Board[1] ($)	Committee chair ($)	Board ($)	Committee meetings ($)	Travel fee ($)	Total fees paid ($)	% of total fees in DSUs
C.W.D. Birchall	145,000	–	9,000	18,000	–	172,000	100%
B.R. Brooks	123,333	–	5,000	4,500	–	132,833	100%
S.A. Burch	145,000	–	9,000	18,500	2,500	175,000	46%
J.H. Clappison[2]	145,000	30,000	9,000	23,500	–	207,500	57%
A.D. Horn	422,000	–	–	–	–	422,000	41%
T.I. Hull[3]	21,666	–	5,500	4,500	–	31,666	0%
J. A. MacDonald	145,000	–	9,000	20,500	–	174,500	73%
I. Marcoux	145,000	20,000	9,000	18,000	1,250	193,250	71%
D.R. Peterson	145,000	–	9,000	6,500	–	160,500	100%
L.A. Rogers	145,000	–	9,000	–	–	154,000	100%
M.L. Rogers	145,000	–	9,000	–	–	154,000	100%
C. Sirois	225,000	10,000	9,000	9,000	1,250	254,250	100%

Total	1,951,999	60,000	91,500	123,000	5,000	2,231,499

[1]	The amount disclosed in respect of the Board Retainer includes the value of the DSUs granted to directors in 2015. See “Directors’ Deferred Share Unit Plan” below.
[2]	The amount disclosed under the “Total fees paid” column above for Mr. Clappison does not include $65,000 in respect of his service on the board of Rogers Bank.
[3]	Mr. Hull did not stand for re-election at the April 21, 2015 Annual General Meeting of Shareholders.

As our Chairman, Mr. Horn is paid an annual retainer of $250,000 in lieu of all other retainers and attendance fees. Mr. Horn also continues to receive life insurance benefits and an allowance reimbursed by us. Mr. Horn has a supplemental retirement plan that provides for a pension based on 2% of his average salary for each year of credited service, less any pension payable from the Company’s Defined Benefit Plan.

In addition to the fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct our business. Our non-employee directors are not entitled to a pension or other retirement benefits or to non-equity incentive plan compensation.

SHARE OWNERSHIP REQUIREMENTS

The share ownership requirements for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Company’s shares. Each non-employee director is required to own six times his or her annual cash retainer in any combination of Class A Shares, Class B Non-Voting Shares and DSUs during his or her term of service as director of the Company. Directors have five years to attain required ownership levels. See “The Proposed Nominees” above for information on each director’s current share ownership.

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DIRECTORS’ DEFERRED SHARE UNIT PLAN

We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Non-employee directors may choose to receive any or all of their fees in DSUs. Each DSU has a value equal to the market price of a Class B Non-Voting Share at the start of the relevant fiscal quarter. A director’s DSU may be redeemed only when the director ceases to be a director. At the time of redemption, the director is entitled to receive a lump-sum cash payment equal to the number of DSUs credited to the director’s account multiplied by the market price of the Class B Non-Voting Shares. DSUs accrue dividends in the form of additional DSUs at the same rates as dividends on Class B Non-Voting Shares. In 2015, each director that is not an employee (other than the Lead Director and the Chairman) received a grant of DSUs worth $80,000. The number of DSUs is based on the share price at the time of the grant. The Lead Director received DSUs worth $120,000. The Chairman received 4,000 DSUs. The market price of the Class B Non-Voting Shares for calculating DSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the TSX for the five trading days before the relevant date.

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DIRECTOR SUMMARY COMPENSATION TABLE

The following table shows the compensation received by each director for the year ended December 31, 2015. Directors who are also employees of the Company or its subsidiaries receive no remuneration as directors.

Name [1]	Year	Fees Earned ($)	Share-Based Awards[2] ($)	All Other Compensation ($)	Total ($)
C.W.D. Birchall	2015 2014 2013	– – –	172,000 178,500 174,500	– – –	172,000 178,500 174,500
B.R. Brooks	2015 2014 2013	– N/A N/A	132,833 N/A N/A	– N/A N/A	132,833 N/A N/A
S.A. Burch	2015 2014 2013	95,000 100,000 87,500	80,000 80,000 80,000	– – –	175,000 180,000 167,500
J.H. Clappison [3]	2015 2014 2013	89,250 107,175 170,625	118,250 109,325 80,000	– – –	207,500 216,500 250,625
A.D. Horn [4]	2015 2014 2013	250,000 250,000 250,000	172,000 174,320 199,000	93,716 85,843 84,188	515,716 510,163 533,188
T.I. Hull [5]	2015 2014 2013	31,666 95,000 98,500	– 80,000 80,000	– – –	31,666 175,000 178,500
P. Lind [6]	2015 2014 2013	– – –	– 482,947 483,206	934,936 1,303,918 1,231,412	934,936 1,786,865 1,714,618
J.A. MacDonald	2015 2014 2013	46,305 44,835 41,650	128,195 126,665 123,350	– – –	174,500 171,500 165,000
I. Marcoux	2015 2014 2013	56,625 48,125 46,875	136,625 128,125 126,875	– – –	193,250 176,250 173,750
D.R. Peterson	2015 2014 2013	– – –	160,500 164,500 159,000	– – –	160,500 164,500 159,000
E.S. Rogers [6]	2015 2014 2013	– – –	469,076 455,950 456,010	1,491,002 1,399,685 12,500	1,960,078 1,855,635
L.A. Rogers	2015 2014 2013	– – –	154,000 159,500 155,000	– – –	154,000 159,500 155,000
M.L. Rogers	2015 2014 2013	– – –	154,000 159,500 156,500	– – –	154,000 159,500 156,500
M.M. Rogers [6]	2015 2014 2013	– – –	300,424 287,111 287,010	857,688 786,280 879,016	1,177,362 1,073,391 1,166,026
C. Sirois	2015 2014 2013	– – –	254,250 249,083 172,250	– – –	254,250 249,083 172,250

[1]	Compensation disclosure for Mr. Laurence, who was a NEO and a director in 2015, can be found in the “Summary Compensation Table”.
[2]

Directors may elect to receive all or part of their fees in the form of DSUs, as discussed above under the heading “Directors’ Deferred Share Unit Plan”. The amounts disclosed here for Mr. Lind, Mr. E.S. Rogers and Ms. M.M. Rogers, who were also executives, include Performance RSUs that were granted as part of their annual compensation.

[3]	The amount disclosed in the “Fees Earned” column above for Mr. Clappison does not include $65,000 in respect of his service on the board of Rogers Bank.
[4]	The amount disclosed in the “All Other Compensation” column for Mr. Horn includes an allowance, parking fees, and the change in compensatory value of his pension.
[5]	Mr. Hull did not stand for re-election at the April 21, 2015 Annual General Meeting of Shareholders.
[6]

The amount disclosed in the “All Other Compensation” column for Mr. Lind, Mr. E.S. Rogers and Ms. M.M. Rogers, who were also employees, includes a combination of base salary, annual incentives, long-term incentives, change in the compensatory value of their pension, supplemental pension, service recognition awards, executive allowance, parking fees, car allowance, insurance premiums, and the Company’s contribution to the ESAP.

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OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The following table provides information with respect to outstanding stock options, RSUs, and DSUs held by the directors as at December 31, 2015. See “Senior Executive Incentive and Ownership Program” for additional information.

	Option Awards[1]				Share Awards
Name[2]	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (mm/dd/yyyy)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed[3] ($)
C.W.D. Birchall	–			–	–	–	2,487,899
B.R. Brooks	–			–	–	–	146,528
S.A. Burch	–			–	–	–	640,117
J.H. Clappison	–			–	–	–	1,421,901
A.D. Horn	–			–	–	–	2,309,636
P. Lind	11,162	37.9603	03/01/2019
	17,385	48.5634	03/01/2023
	17,287	42.8524	03/03/2024	193,084	23,256	1,109,767	–
J.A. MacDonald	–			–	–	–	583,677
I. Marcoux	–			–	–	–	1,313,875
D.R. Peterson	–			–	–	–	4,359,674
E.S. Rogers	36,400	34.7340	03/05/2017
	33,400	34.3187	03/01/2018
	42,100	37.9603	03/01/2019
	21,870	48.5634	03/01/2023
	21,750	42.8524	03/03/2024
	26,940	44.9737	03/02/2025	1,511,033	32,725	1,561,634	–
L.A. Rogers	–			–	–	–	3,765,203
M.L. Rogers	–			–	–	–	1,408,658
M.M. Rogers[3]	5,462	37.9603	03/01/2019
	10,327	48.5634	03/01/2023
	10,275	42.8524	03/03/2024
	17,240	44.9737	03/02/2025	150,668	20,720	988,739	209,204
C. Sirois	–			–	–	–	954,868

[1]

Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006 directors no longer receive stock options. The terms of these options are described above under “Summary of Long-Term Incentive Plans.”

[2]	Disclosure for Mr. Laurence, who was a NEO in 2015, can be found under “Incentive Plan Awards” and in the “Summary Compensation Table”, above.
[3]

The value of awards not paid or distributed for Ms. M.M. Rogers represents the aggregate value of cash bonuses she voluntarily elected to defer into DSUs and the dividend equivalent units earned as additional DSUs. The market value is based on the closing price for Class B Non-Voting Shares on the TSX on December 31, 2015 which was $47.72.

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Name[1]	Option Awards – Value Vested During the Year[2] ($)	Share Awards – Value Vested During the Year[3] ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year[4] ($)
C.W.D. Birchall	–	172,000	–
B.R. Brooks	–	132,833	–
S.A. Burch	–	80,000	–
J.H. Clappison	–	118,250	–
A.D. Horn	–	172,000	–
T.I. Hull [5]	–	–	–
P. Lind	143,325	2,992,996	187,500
J.A. MacDonald	–	128,195	–
I. Marcoux	–	136,625	–
D.R. Peterson	–	160,500	–
E.S. Rogers	134,811	335,782	614,042
L.A. Rogers	–	154,000	–
M.L. Rogers	–	154,000	–
M.M. Rogers	72,237	174,187	231,972
C. Sirois	–	254,250	–

[1]	Disclosure for Mr. Laurence, who was a NEO and director in 2015, can be found under “Incentive Plan Awards” and in “Summary Compensation Table”, above.
[2]

Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described above under “Stock Option Plans”.

[3]	These amounts are not payable to the director until termination of the director’s service. For additional details, see description of Directors’ Deferred Share Unit Plan above.
[4]	Includes amounts awarded under the Annual Incentive Plan.
[5]	Mr. Hull did not stand for re-election at the April 21, 2015 Annual General Meeting of Shareholders and therefore did not receive an annual grant of DSUs in 2015.

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Securities Authorized for Issuance Under

Equity Compensation Plans

The following table shows details of equity compensation plan information as at December 31, 2015.

Plan Category	Securities to be issued upon exercise of outstanding options, warrants, and rights as at December 31, 2015 (A) (#)	Weighted-average exercise price of outstanding options, warrants, and rights ($)	Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A) (#)
Equity compensation plans approved by security holders
Options	4,873,940	41.47	19,988,437
RSUs	2,484,405	–	1,515,595
TOTAL	7,358,345		21,504,032

The following information is provided as at December 31, 2015:

Plan	Class B Non-Voting Shares issued and issuable under security-based compensation arrangements (#)	% of outstanding Class A Voting and Class B Non-Voting Shares
Restricted Share Unit Plan	4,000,000	0.78%
2000 Stock Option Plan	30,000,000	5.83%
1996 Stock Option Plan	26,000,000	5.05%
1994 Stock Option Plan	9,500,000	1.85%

As at December 31, 2015, the total number of Class B Non-Voting Shares issuable under outstanding stock options and the RSU Plan is 7,358,345 representing 1.43% of the aggregate Class A Shares and Class B Non-Voting Shares outstanding. The aggregate number of Class B Non-Voting Shares issued to date under the Stock Options Plans is 45,511,563. The aggregate number of Class B Non-Voting Shares remaining available for future issuance under the Stock Options Plans and the RSU Plan is 21,504,032.

All equity-based plans restrict the participation of insiders in the plans as follows:

•

the number of Class B Non-Voting Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan, and any other unit or stock option plan shall not at any time exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan, and any other unit or stock option plan shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan, and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12-month period shall not exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares; and

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•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan, and any other of our share compensation arrangements to insiders and their associates in a 12-month period shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares.

The Human Resources Committee has the authority to waive or vary the provisions regarding exercise of options or RSUs following termination of employment or ceasing to be a director, as applicable.

Indebtedness of Directors and Executive Officers

The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding as at March 2, 2016 to the Company and its subsidiaries.

Purpose	To the Company or its subsidiaries ($)	To Another Entity ($)
Share Purchases	Nil	Nil
Other	185,500	Nil

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Corporate Governance

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our security holders, employees, customers, and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming
Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.
New York Stock Exchange (the NYSE)	We have shares listed on the NYSE
The TSX	We have shares listed on the TSX
Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101—Disclosure of Corporate Governance Practices (NI 58-101) and the guidelines set forth in National Policy 58-201—Corporate Governance Guidelines. This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group, or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees, apart from the Audit and Risk Committee, because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

Appointment of Auditor

The NYSE listing standards require the audit committee of a U.S. company be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the Business Corporations Act (British Columbia), our auditor is to be appointed by the shareholders at the Annual General Meeting of the Company. Our Audit and Risk Committee is responsible for evaluating the auditor and advising the Board of its recommendation regarding the appointment of the auditor.

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Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

BOARD COMPOSITION

Following the resignation of Stephen A. Burch on March 10, 2016, the Board currently has 14 members, which will increase to 15 members if all of the proposed nominees are elected as directors. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

Certain directors may be principals of, partners in, or hold other positions with entities that provide legal, financial, or other services to the Company. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations whether or not a direct or indirect business, commercial, banking, consulting, professional, or charitable relationship that a director may have with the Company or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgement. These standards can be reviewed in the Corporate Governance section of the Company’s website at rogers.com.

It is the policy of the Board that there is a separation of the offices of the Chair of the Board and the CEO. Alan D. Horn, the Chair, and J. Guy Laurence, the CEO, are in regular communication during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

Alan D. Horn, the Chair of the Board is not an independent director. Pursuant to the Board Mandate, the Board has appointed Charles Sirois, an independent director, as Lead Director. The Lead Director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. For further information regarding the role and responsibilities of the Lead Director, see “Role and Responsibilities of the Chair” in the Board Mandate (attached to this circular as Appendix B).

The following table shows which directors of the Board are independent and which are non-independent within the meaning of NI 58-101, and the reason for non-independence of individual directors.

Director [1]	Independent	Non-independent	Reason for non-independence
C. William D. Birchall	✓
Bonnie R. Brooks	✓
John H. Clappison	✓
Alan D. Horn (Chair)		✓	Executive officer of the controlling shareholder
J. Guy Laurence		✓	Executive officer of the Company
Philip B. Lind, C.M.		✓	Executive officer of the Company in the last three years
John A. MacDonald	✓
Isabelle Marcoux	✓

[1]	Stephen A. Burch, who was independent, resigned from the Board effective March 10, 2016.

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Director	Independent	Non-independent	Reason for non-independence
The Hon. David R. Peterson, P.C., Q.C.	✓
Edward S. Rogers		✓	Executive officer of the Company in the last three years
Loretta A. Rogers		✓	Mother of former executive officers of the Company
Martha L. Rogers		✓	Sibling of former executive officers of the Company
Melinda M. Rogers		✓	Executive officer of the Company in the last three years
Charles Sirois	✓

The Corporate Governance Committee is responsible for, among other things, reviewing the size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates. The Corporate Governance Committee also reviews the effectiveness of the Board on an annual basis.

The Board has seven permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and our controlling shareholder (or corporations controlled by our controlling shareholder) or between us and our subsidiaries. In those cases, the committee would consist entirely of independent directors who have no relationship to us or to our controlling shareholder other than as a director. The mandates for the seven permanent committees of the Board are attached to this circular as Appendix C.

The following table shows the seven permanent committees of the Board and the directors acting as chair or members of the committees.

Director [1]	Audit and Risk	Corporate Governance	Nominating	Human Resources	Executive	Finance	Pension
C. William D. Birchall	✓		✓			✓
Bonnie R. Brooks				✓
John H. Clappison	¢	✓					✓
Alan D. Horn					✓	✓	¢
J. Guy Laurence
Philip B. Lind, C.M.
John A. MacDonald	✓		✓	✓
Isabelle Marcoux		✓		¢
The Hon. David R. Peterson, P.C., Q.C.			✓				✓
Edward S. Rogers			¢		¢	¢
Loretta A. Rogers
Martha L. Rogers
Melinda M. Rogers			✓			✓	✓
Charles Sirois		¢			✓	✓

¢	Chair
✓	Member
[1]	Stephen A. Burch resigned from the Board effective March 10, 2016.

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BOARD MANDATE AND RESPONSIBILITIES

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility. The complete Board Mandate including roles and responsibilities for directors, including the Chair of the Board, is attached to this circular as Appendix B.

During 2015, the independent directors met at in camera sessions during every Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2016.

The following table shows the number of meetings of the Board and its committees and the attendance rate of each director in 2015 for the period of time that each such director was on the Board or applicable committee.

Director	Board[1]	Audit and Risk	Corporate Governance	Nominating	Human Resources	Finance	Pension	Total Attendance
C.W.D. Birchall	8/8	7/7		2/2		6/6		100%
B.R. Brooks[2]	4/5				3/3			80%
S.A. Burch	8/8	7/7			5/5			100%
J.H. Clappison	8/8	7/7	2/2				3/3	100%
A.D. Horn	8/8					6/6	3/3	100%
T.I. Hull[3]	4/4		1/1		2/2	1/1		100%
J. Guy Laurence	8/8							100%
P. Lind	8/8							100%
J.A. MacDonald	8/8	7/7		2/2	5/5			100%
I. Marcoux	8/8		2/2		5/5			100%
D.R. Peterson	8/8			2/2			3/3	100%
E.S. Rogers	8/8			2/2		6/6		100%
L.A. Rogers	8/8							100%
M.L. Rogers	8/8							100%
M.M. Rogers	8/8			2/2		6/6	3/3	100%
C. Sirois	8/8		2/2			6/6		100%

[1]	No Executive Committee meetings were required in 2015.
[2]	Ms. Brooks was elected at the April 21, 2015 Annual General Meeting of Shareholders.
[3]	Mr. Hull did not stand for re-election at the April 21, 2015 Annual General Meeting of Shareholders.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board has adopted both (i) the Directors Code of Conduct and Ethics, and (ii) the Business Conduct Policy for Directors, Officers and Employees, which we refer to as the Codes. The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgement in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

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Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee in the case of the Business Conduct Policy and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

Processes are in place to ensure compliance with the Codes by the Board, the CEO, and employees such as distribution of the Business Conduct Policy to the Company’s employees and the STAR Hotline, the Company’s anonymous whistleblower hotline. For more details refer to Appendix A to this circular under the heading “Ethical Business Conduct”.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

It is the responsibility of the Corporate Governance Committee to provide an orientation and continuing education program for the directors.

Newly-appointed directors attend orientation sessions which are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities, and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings.

As part of ongoing education, from time to time, presentations are made by management personnel or outside experts to educate the directors on new issues and developments in legal, regulatory, and industry initiatives.

All of our directors are members of the Institute of Corporate Directors, which offers director education programs and provides access to publications to enhance knowledge concerning governance and director responsibilities.

DIRECTOR NOMINATION AND BOARD ASSESSMENT, GENDER DIVERSITY, AND TERM LIMITS

The Nominating Committee is responsible for reviewing, considering and initiating proposals for nomination of individuals for election to the Board and assessing incumbent directors for re-nomination to the Board. The Nominating Committee maintains an evergreen list of potential candidates for future director vacancies. Potential candidates for the Board are evaluated by the Nominating Committee, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Company’s needs. Each year the Nominating Committee recommends to the Board the names of individuals to be nominated for election as members of the Board. The Nominating Committee has the right to appoint an outside consultant to assist it in its deliberations.

The Nominating Committee has five members, a majority of whom are independent. For more information on the Nominating Committee and its responsibilities, please refer to the subsection “Nomination of Directors” in Appendix A to this circular. Also refer to Appendix C to this circular for the full mandate of the Nominating Committee.

The Company has a strong commitment to diversity. A strong female participation rate is desired at all levels of the organization, including the executive officer level and the Board level. The Nominating Committee is responsible for receiving and/or initiating proposals for the nomination of individuals for election to the Board. In its assessment of proposed director nominees, the Nominating Committee puts a strong emphasis on gender, ethnicity, age, and other personal characteristics that contribute to diversity in addition to skills, experience and character. The Board does not have a formal gender diversity policy or a target representation of women on the Board at this time. The Board currently has five female directors and if the proposed nominee directors for this year are elected, females will represent 33% of the Board.

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The Company does not impose term limits on its directors as it takes the view that term limits are an arbitrary mechanism for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. The Nominating Committee annually assesses the strengths and weaknesses of the Board. In these reviews, consideration is given to each director’s ability to continue to make a meaningful contribution to the Board. This flexible approach allows the Company to consider each director individually as well as the Board composition generally to determine if the appropriate balance is being achieved.

The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual written evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair reviews the recommendations and comments of the directors with the Corporate Governance Committee.

GENDER DIVERSITY IN EXECUTIVE OFFICER POSITIONS

In its consideration of potential candidates for executive officer positions, management takes into account gender diversity, recognizing the benefits of having a management team representing different perspectives. Management has not yet set measurable objectives or targets for ensuring women are represented at the executive officer level, however the Company is committed to an inclusive and diverse workplace, including advancing women to executive officer positions. The Company has a Diversity Management Policy which establishes its position on diversity, which ensures meritocracy, equal opportunity, and respect for the diversity of all employees. In October 2014, the Board approved a People Plan in which a commitment was made to execute an Inclusion and Diversity Plan (I&D Plan), which includes the formation of a Women in Leadership diversity team responsible for promoting the advancement and engagement of women. The I&D Plan is a multi-year plan which supports the Diversity Management Policy and promotes diversity, including the advancement of women. While the Company does not currently have any women at executive officer positions as at December 31, 2015, 22% of the existing positions at the Vice-President level (including EVP, SVP, and VP) and 36% of the existing positions from manager to director were held by women. The I&D Plan will be used to determine and monitor goals at the executive and other management levels, reflecting the Company’s commitment to fostering an inclusive environment where all employees can reach their full potential. Rogers’ commitment to inclusion and diversity, including the I&D Plan, is also being recognized externally, as Rogers was once again listed as one of Canada’s Best Diversity Employers in 2016.

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RISK MANAGEMENT OVERSIGHT

For a description of risk management oversight, please see “Enterprise Risk Management” on page 69 of our Management’s Discussion and Analysis for the fiscal year end December 31, 2015.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee is composed entirely of independent directors and meets regularly without management present. Audit and Risk Committee meetings with both internal and external auditors are held on a regular basis and the committee has the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Company.

OTHER GOOD GOVERNANCE PRACTICES

•	Director share ownership requirements (see “Share Ownership Requirements” under “Director Compensation”)

•	Committee retention of independent advisors

•	Board approval is required for material commitments

Submitted on behalf of the Corporate Governance Committee

Charles Sirois

Chair, Corporate Governance Committee

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REPORT OF THE AUDIT AND RISK COMMITTEE

In 2015 we updated the name of the “Audit Committee” to the “Audit and Risk Committee” to better reflect the current mandate which includes many risk management oversight responsibilities. We are pleased to provide this overview of the work of the Audit and Risk Committee during 2015.

The Audit and Risk Committee met seven times during 2015 in order to review key items according to its mandate and annual work plan and reported on its activities to the Board. At each meeting, the Audit and Risk Committee had the opportunity to meet without management present and also met separately with each of the CFO, the heads of Internal Audit and Risk Management, and the external auditors.

A Mandate Work Plan was used to ensure that the Audit and Risk Committee received adequate reports and information at each of its meetings to fulfill its responsibilities. At each meeting, there was also an educational presentation to keep the members up to date with current developments, such as upcoming accounting or tax legislative changes, and other matters relevant to the Company.

2015 HIGHLIGHTS:

In addition to fulfilling each of its responsibilities as outlined in the Audit and Risk Committee Mandate, the Audit and Risk Committee accomplished the following during 2015:

•	received a regular quarterly business update from the CEO and the CFO in an in camera session;

•

received various educational presentations to continue learning about the business and monitor financial risks including: taxation planning, accounting policies, proposed changes under IFRS, foreign exchange, media business, enterprise business and information security;

•	reviewed the Company’s risk assessment and plan to monitor and reduce risk;

•	monitored risk management activities on a quarterly basis, including the impact of changes in technology and cyber security risks;

•	reviewed and approved the internal audit charter;

•	received regular internal audit reports and met with management to review its action plans to address recommendations and the timing of remediation;

•	received regular quarterly updates from investor relations to understand the markets, investor profiles and performance of Rogers stock;

•	met with the Canadian Public Accountability Board (CPAB) to discuss the 2015 “Big 4” firm inspections, audit quality indicators and the expanded audit report that is being seen in some jurisdictions;

•

performed a formal review of the qualifications, expertise, resources and the overall performance of the external auditors by conducting a survey of each Committee member and of key finance management personnel;

•	reviewed the performance of key finance management with the CFO; and

•

reviewed the adequacy of its Mandate and confirmed no significant changes were needed. For more information on the Audit and Risk Committee Mandate, please refer to Appendix C to this circular or visit the Corporate Governance section of our website at rogers.com/investors.

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APPOINTMENT OF AUDITORS:

KPMG LLP has been our external auditors for over thirty years. They were re-appointed at our Annual General Meeting of Shareholders of the Company on April 21, 2015.

At the 2016 Annual General Meeting of Shareholders, the shareholders are being asked to reappoint KPMG LLP as the Company’s independent registered public accounting firm for 2016. The Audit and Risk Committee has recommended to the Board that KPMG LLP be reappointed. Representatives of KPMG LLP are expected to be present at the meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Audit partners are subject to rotation requirements which limit the number of consecutive years an individual partner may provide service to the Company. U.S. Securities and Exchange Commission independence rules governing KPMG LLP require the lead audit engagement partner for a reporting issuer to rotate every five years, and all other audit partners to rotate every seven years. For each mandatory rotation of the lead audit partner, the Chair of the Audit and Risk Committee is involved in the selection of the Company’s lead audit partner, including interviewing candidates for the role and providing a recommendation to the full Audit and Risk Committee.

For the total fees paid to the auditors, please refer to “Appointment of Auditors” on page 20 of this circular.

Submitted on behalf of the Audit and Risk Committee

John H. Clappison

Chair, Audit and Risk Committee

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Other Information

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2015.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of our directors or executive officers, nor any person who has had such a position since January 1, 2015, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors or the appointment of the auditors.

MANAGEMENT CONTRACTS

There are no agreements or arrangements where our or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

ADDITIONAL DOCUMENTATION

Please see our full year 2015 audited financial statements and Management’s Discussion and Analysis for financial and other information about Rogers. Additional information is available on SEDAR at sedar.com, on EDGAR at sec.gov, or on rogers.com/investors. You can obtain a copy of our most recent financial statements, Management’s Discussion and Analysis, and Annual Information Form without charge, upon request from the Investor Relations department which can be contacted as follows:

Vice President, Investor Relations

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9, Canada

1.855.300.7922

investor.relations@rci.rogers.com

The Board has approved the contents and the sending of this circular.

David P. Miller

Secretary

March 10, 2016

Toronto, Ontario, Canada

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Appendix A

NATIONAL INSTRUMENT REQUIREMENTS

Instrument Requirements	Comments
Board of Directors
Disclose the identity of directors who are independent.

Based on the information provided by each existing and proposed director, and the recommendations of the Corporate Governance Committee, the Board has determined that the following nominees are independent in accordance with the requirements of NI 58-101. In making this determination, the Board considered all of the relationships that each nominee has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the existing or proposed director’s independent judgement.

C. William D. Birchall

Bonnie R. Brooks

Robert K. Burgess

John H. Clappison

John A. MacDonald

Isabelle Marcoux

The Hon. David R. Peterson, P.C., Q.C.

Charles Sirois

During his time on the Board in 2015, Thomas I. Hull was considered independent. During 2015 and during 2016 prior to his resignation, Stephen A. Burch was considered independent.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Please refer to the table in “Board Composition” under “Statement of Corporate Governance Practices”.
Disclose whether or not a majority of directors are independent.	A majority of the Board is independent.
If a director is presently a director of any other issuer that is a reporting issuer in a Canadian jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Please refer to the table in “The Proposed Nominees” under “Election of Directors”.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the table in “Board Mandate and Responsibilities” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments
Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.	Please refer to “Board Composition” under “Statement of Corporate Governance Practices”.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the table under “Election of Directors” and under “Statement of Corporate Governance Practices”.
Board Mandate
Disclose the text of the Board’s written mandate.

The Board has adopted a Board of Directors Mandate (Board Mandate) as its written mandate of directors’ duties and responsibilities (the Board Mandate is attached to this circular as Appendix B).

Among other responsibilities, the Board is responsible for approving the Company’s goals, objectives, and strategies. The Board has in place a strategic planning process and reviews and approves, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for identifying the principal risks of the Company’s businesses and overseeing the implementation of appropriate risk assessment systems to manage these risks.

Position Descriptions
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee.

The Board Mandate states the Chair’s main responsibility is overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•       to chair Board meetings and annual and special meetings of shareholders;

•       to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•       to prepare the agenda for each Board meeting with the participation of management;

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Instrument Requirements	Comments

•       to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he or she otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•       to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•       to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•       to provide appropriate guidance to individual Board members in discharging their duties;

•       to ensure newly-appointed directors receive an appropriate orientation and education program;

•       to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•       to promote best practices and high standards of corporate governance.

The chairs of each Board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required, and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

Disclose whether or not the Board and Chief Executive Officer (CEO) have developed a written position description for the CEO.	The Board has approved a detailed written job description for the office of CEO. The Human Resources Committee will review and approve the CEO’s written objectives for the current year.

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Instrument Requirements	Comments
Orientation and Continuing Education
Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.	Please refer to “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.	Please refer to “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”.
Ethical Business Conduct

Disclose whether or not the Board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the Board has adopted a written code:

(i)    disclose how a person or company may obtain a copy of the code;

(ii)    describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted both a “Directors Code of Conduct and Ethics” and the “Rogers Business Conduct Policy” for Directors, Officers, and Employees (the Codes). The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

(i)    We have publicly filed the Codes on SEDAR and they may also be obtained from our website where they have been posted under “Corporate Governance” at rogers.com/investors.

(ii)    Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee in the case of the Rogers Business Conduct Policy and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

(iii)   Not applicable.

Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	To ensure the directors exercise independent judgement in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice

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Instrument Requirements	Comments
whereby any such director with a material interest must be absent during any Board discussion pertaining thereto and must not cast a vote on such matter.
Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board and the CEO have reviewed and approved the Codes.

It is management’s responsibility to distribute and implement the Rogers Business Conduct Policy to the Company’s employees. Under the Rogers Business Conduct Policy, the Company expects any employee who has reason to suspect any violation of applicable law or regulations, or has concerns about potential business/ethical misconduct, financial misconduct with regard to the Company’s accounting practices, financial controls, or the safeguarding of its assets, to speak to his/her manager/supervisor, or to report such suspicions or concerns to the STAR Hotline, the corporate whistleblower hotline, which allows anonymous reporting, if desired.

In addition, each year we provide a refresher on our business conduct and ethical standards through mandatory Company-wide training on the Rogers Business Conduct Policy. The training course provides an overview of key topics and tests an employee’s understanding of how to deal with the practical real-life issues and challenging choices that may arise in their day-to-day work.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating Committee has five members, a majority of whom are independent.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among

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Instrument Requirements	Comments
other things, the identification of new candidates for the Board, is not comprised entirely of independent directors as two members, Edward S. Rogers and Melinda M. Rogers, are not independent. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has determined it is appropriate for Edward S. Rogers and Melinda M. Rogers to be members of the Nominating Committee, with the remainder of the members of the Nominating Committee being independent directors. The Board believes that the presence of a majority of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Please refer to “Director Nomination and Board Assessment, Gender Diversity and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Nominating Committee.
Compensation
Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Please refer to “Director Compensation” and “Compensation Discussion & Analysis”.
Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	All members of the Human Resources Committee are independent. For additional information, please see “Human Resources Committee” under “Compensation Discussion & Analysis”.
If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Please refer to Appendix C for the full mandate of the Human Resources Committee.

The Human Resources Committee and the Board are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates for key positions, fostering leadership development and management depth, and reviewing progress on leadership development plans.

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Instrument Requirements	Comments
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Please refer to “Compensation Discussion & Analysis”.
Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Please refer to “Board Composition” under “Statement of Corporate Governance Practices” for identification of the seven permanent standing committees of the Board. Also refer to Appendix C for the full mandates of all seven standing committees.
Assessments
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.
Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Policies Regarding the Representation of Women on the Board

(a)    Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(a) Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments

(b)   If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)    a short summary of its objectives and key provisions,

(ii)    the measures taken to ensure that the policy has been implemented effectively,

(iii)   annual and cumulative progress by the issuer on achieving the objectives of the policy, and

(iv)   whether and, if so how, the Board or its nominating committee measures the effectiveness of the policy.

(b) Not applicable.
Consideration of the Representation of Women in the Director Identification and Selection Process
Disclose whether and, if so how, the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer’s reasons for not doing so.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so how, the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	Please refer to “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)    For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” and “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments

(b)   Disclose whether the issuer has adopted target(s) regarding women on the issuer’s board. If the issuer has not adopted such target(s), disclose why it has not.

(c)    Disclose whether the issuer has adopted target(s) regarding women in executive officer positions of the issuer. If the issuer has not adopted such target(s), disclose why it has not.

(d)   If the issuer has adopted target(s) referred to in either Item 14(b) or (c), disclose the annual and cumulative progress of the issuer in achieving its target(s).

Number of Women on the Board and in Executive Officer Positions

(a)    Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b)   Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all subsidiary entities of the issuer, who are women.

(a)    Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

(b)   Please refer to “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.

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Appendix B

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

PURPOSE OF THE BOARD

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

MEMBERSHIP

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgement. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•

the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgement with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•

an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

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ETHICS

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

MEETINGS

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chair.

ROLE AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

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•	approving and updating the Code of Business Conduct for employees to create a culture of integrity throughout the organization;

•

approve commitments (actual or contingent) in the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions or outside of the ordinary course of business, including without limitation investments and loans by the Company or any subsidiary, of more than $50 million in the aggregate by one or a series of transactions;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems;

•	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

•

satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

ROLE AND RESPONSIBILITIES OF THE CHAIR

It is the policy of the Board that there be a separation of the offices of the Chair and the Chief Executive Officer. In the event the Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. The Chair shall be responsible, among other things,

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to participate in the preparation of the agenda for each Board meeting;

•

to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

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•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance.

Role and Responsibilities of the Lead Director

The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	in the absence of the Chair, act as chair of meetings of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•

as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

PROCEDURES TO ENSURE EFFECTIVE AND INDEPENDENT OPERATION

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•

the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•

the Chief Human Resources Officer of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Human Resources Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

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BOARD COMMITTEES

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit and Risk Committee; (2) Corporate Governance Committee (3) Pension Committee; (4) Executive Committee; (5) Finance Committee; (6) Nominating Committee; and (7) Human Resources Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

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Appendix C

COMMITTEE MANDATES

AUDIT AND RISK COMMITTEE

Current Members1:

Name	Independent
C. William D. Birchall	Yes
John H. Clappison (Chair)	Yes
John A. MacDonald	Yes

[1]	Stephen A. Burch was a committee member until March 10, 2016.

Our Main Responsibilities:

•	overseeing of reliable, accurate and clear financial reporting policies and practices to shareholders

•	overseeing the design, implementation and review of internal controls – the necessary checks and balances must be in place

•

directly responsible for the qualifications, independence, appointment and oversight of the work of the external auditors – the shareholders’ auditors report directly to the Audit and Risk Committee (the “Committee”)

•	meeting with Rogers Communications Inc.’s (the “Company”) external and internal auditors and evaluating the effectiveness and independence of each

•	overseeing the establishment and maintenance of processes that ensure the Company is in compliance with the laws and regulations that apply to it as well as its own policies

•	reviewing annual strategic risk assessment, including management’s implementation of risk policies and actions to monitor and control major risk exposures

•	reviewing the Company’s business continuity and disaster recovery plans

•	receiving reports on, and approving, if appropriate, certain transactions with related parties

Purpose of the Audit and Risk Committee

The Committee shall assist the Board of Directors (the “Board”) of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	financial reporting processes and the integrity of financial statements provided by the Company to the public;

(ii)	the qualifications, independence, appointment and oversight of the work of the external auditors;

(iii)	the qualifications and performance of internal auditors;

(iv)	the Company’s accounting systems, financial controls, and disclosure controls;

(v)	compliance with applicable legal and regulatory requirements; and

(vi)	the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

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In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee such matters and questions relating to the financial position of the Company and its affiliates as the Board may from time to time see fit.

Independence

The Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards.

The members meet regularly without management present.

The members have the authority to engage independent advisors, paid for by the Company, to help the Committee to make the best possible decisions on the financial reporting, accounting and risk management policies and practices, disclosure practices, and internal controls of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a) Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b) Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert.

(c) Commitment. In addition to being a member of the Committee and of any audit committee of any affiliate of the Company, if a member of the Committee is also on the audit committee of more than two additional public companies, the Board, or the Nominating Committee, shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of the Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

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Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Committee shall be developed by the Chair of the Committee in consultation with management and the Secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the Chief Legal Officer of the Company and other officers and employees of the Company.

The members of the Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

Responsibilities

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Committee.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

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The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Committee otherwise becomes aware;

(b)	review all material transactions and material contracts entered into by the Company (and any subsidiary) with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Human Resources Committee or director remuneration approved or recommended by the Corporate Governance Committee;

(c)	review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)	following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Company’s financial reporting;

(h)	review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with management, with the internal auditors and with the external auditors; and

(j)	the interim consolidated financial statements, the Company’s disclosure under “Management Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Committee on behalf of the Board of Directors, provided that such approval is subsequently reported to the Board of Directors at its next meeting.

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2.	External Auditors

(a)	require the external auditors to report directly to the Committee;

(b)	be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders. A formal review of the qualifications, expertise, resources and the overall performance of the external auditors is conducted annually. A comprehensive review of the external auditors is conducted at least every five years and findings presented to the Board;

(c)	recommend to the Board the compensation of the external auditors;

(d)	pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)	consider, assess and report to the Board with regard to the independence and performance of the external auditors, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(h)	request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Internal Auditors

(a)	review and approve the internal audit charter annually;

(b)	approve the annual internal audit plan and discuss internal audit’s mandate with the head of internal audit, including the staffing, responsibilities and budgets;

(c)	obtain periodic reports from the head of internal audit regarding internal audit findings and the Company’s progress in remedying any significant audit findings; and

(d)	review the scope, responsibilities and effectiveness of the internal audit team, its independence from management, its credentials, its resources and its working relationship with the external auditors.

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4.	Accounting Systems, Internal Controls and Disclosure Controls

(a)	oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)	review with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(c)	review and discuss with management, the external auditor and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;

(d)	review with senior management the adequacy of the internal controls that have been adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)	review disclosures related to the Committee required to be included in the Company’s continuous disclosure filings;

(d)	review with the Company’s Chief Legal Officer legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management

The Committee will review the Company’s:

(a)	annual strategic risk assessment identifying principal risks and their potential impact on the Company’s ability to achieve the Company’s business objectives;

(b)	processes for identifying, assessing and managing risks;

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(c)	major risk exposures and trends from all areas (i.e. information security, financial, physical security) and management’s implementation of risk policies and procedures to monitor and control such exposures;

(d)	business continuity plans and disaster recovery plans;

(e)	insurance coverage maintained by the Company at least annually; and

(f)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.	Additional Responsibilities

(a)	establish procedures and policies for the following:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Committee;

(c)	review the adequacy of staffing of key financial functions and management’s plans for improvements;

(d)	review earnings guidance provided to analysts and rating agencies;

(e)	periodically review with senior management the status of significant taxation matters;

(f)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, the performance of the risk management process, and the performance and independence of the external auditors; and

(g)	review and reassess the adequacy of the Committee’s Mandate on an annual basis.

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CORPORATE GOVERNANCE COMMITTEE

Current Members1:

Name	Independent
John H. Clappison	Yes
Isabelle Marcoux	Yes
Charles Sirois (Chair)	Yes

[1]	Thomas I. Hull was a committee member until April 21, 2015.

Our Main Responsibilities:

•	reviewing and making recommendations regarding the Board of Director’s (the “Board”) approach to director independence

•

developing and, where appropriate, recommending to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at Rogers Communications Inc. (the “Company”)

•	reviewing and recommending the compensation of the directors of the Company

•	satisfying itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy

•	facilitating the evaluation of the Board and committees of the Board

Purpose of the Corporate Governance Committee

The Corporate Governance Committee (the “Committee”) shall assist the Board of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	developing a set of corporate governance rules, including a code of conduct and ethics;

(ii)	reviewing and recommending the compensation of the Company’s directors; and

(iii)	facilitating the evaluation of the Board and Committees of the Board.

Independence

Our Committee is composed entirely of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

We meet regularly without management present.

We have the authority to engage independent advisors, paid for by the Company, to help us make the best possible decisions on director compensation. We have hired independent advisors since 2006.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

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The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee, and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings.

A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

(a)	develop and recommend to the Board and review the Company’s corporate governance practices (including Board Charter and Code of Conduct and Ethics);

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(b)	review and make recommendations regarding the Board’s approach to director independence;

(c)	recommend to the Board the number and content of meetings, annual work plan and schedules of issues;

(d)	review size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates;

(e)	review the mandates of each of the committees of the Board;

(f)	satisfy itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy;

(g)	monitor policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading);

(h)	assess the effectiveness of the Board as a whole and the committees of the Board;

(i)	provide an orientation and education program for individuals elected to the Board for the first time; and

(j)	review and recommend to the Board the level and form of compensation of the Board and of committees of the Board.

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PENSION COMMITTEE

Current Members:

Name	Independent
John H. Clappison	Yes
Alan D. Horn (Chair)	No
David R. Peterson, P.C., Q.C.	Yes
Melinda M. Rogers	No

Our Main Responsibilities:

•

assist Rogers Communications Canada Inc. (“RCCI”) and its affiliates in the administration of the registered pension plans and related trust funds and other funding arrangements sponsored by RCCI and its affiliates (the “Plans”)

•	oversee the funding, administration, communication and investment management of the Plans and to select and monitor the performance of all third parties performing duties in respect of the Plans

Purpose of the Pension Committee

The Pension Committee (the “Committee”) shall assist the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling their delegated responsibilities in the following principal areas:

(i)	overseeing the funding, administration, communication, and investment management of the Plans;

(ii)	selecting and monitoring the performance of all third parties performing duties in respect of the Plans;

(iii)	approving amendments to the Plans;

(iv)	adopting amendment of any statement of investment policies and procedures (the “SIP&P”); and

(v)	reviewing reports prepared in respect of the administration of the Plans and unaudited financial statements for the Plans.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased as may be determined from time to time by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of the Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint outside consultants to assist in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

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Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of RCCI and its affiliates, outside auditors, counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside RCCI and its affiliates from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Affiliates of RCCI Participating in the Plans

RCCI and certain of its affiliates are the sponsors and administrators of the Plans. By resolution of their boards of directors and/or pursuant to an amended and restated agency agreement between RCCI and certain of its affiliates, RCCI and these affiliates have delegated the authority and responsibility to administer the Plans to the Board and Committee as described below.

Responsibilities of the Board

The Board has overall responsibility for the prudent administration of the Plans, including, without limitation, the following specific powers, duties, and responsibilities in respect of the Plans:

(a)	assessing the governance structure of the Plans;

(b)	approving the mandate of the Committee and appointing its members;

(c)	approving the adoption of and wind-up of any Plan with active members;

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(d)	approving any Plan amendments that significantly alter plan liabilities or that reflect changes in company policy towards retirement benefits;

(e)	receiving reports prepared by the Committee in respect of the administration of the Plans; and

(f)	approving any funding strategy for the Plans which departs from that recommended by the Plans’ actuarial advisors.

Responsibilities of the Committee

The Committee has the following specific powers, duties, and responsibilities in respect of the Plans:

(a)	monitoring and overseeing the administration of the Plans, including duties and responsibilities assigned to certain employees of RCCI and its affiliates, the funding agents of the Plans, investment managers, and other actuarial and financial advisors retained by RCCI, as follows:

(i)	reviewing and approving, where applicable, reports, statements, and valuations required under the Plans pertaining to administration, investment policy and performance, and funded status of the Plans,

(ii)	monitoring new developments and applicable law with respect to the Plans and compliance with requirements of applicable federal and provincial legislation, rules, and regulations with respect to reporting, filing, and registration,

(iii)	monitoring the appropriateness of the Plans’ designs and the provision of relevant information to the members of the Plans,

(iv)	approving the appointment and remuneration and overseeing the performance of the investment manager(s), funding agents, auditors, and other agents and advisors appointed in respect of the Plans,

(v)	ensuring that contracts, agreements, and mandates, where appropriate, are signed and in place with the investment managers, funding agents, and other agents and advisors in respect of the administration of the Plans, and

(vi)	overseeing the investment philosophy, policies, and strategies of the investment manager(s) of the Plans. This includes reviews with the investment manager(s) of the investment performance of the funds of the Plans with the assistance of such independent investment review services as the Committee deems appropriate;

(b)	approving amendments to the Plans and related funding/trust agreements not within the exclusive authority of the Board set out above, provided that the Committee advises the Board of all such amendments approved by the Committee;

(c)	adopting annual or more frequent review and amendment of any SIP&P;

(d)	reviewing annual or more frequent reports prepared in respect of the administration of the Plans by officers of RCCI, the auditors of the Plans, and other agents and advisors;

(e)	receiving, reviewing, and approving audited and unaudited financial statements for the Plans;

(f)	reporting to the Board and to the boards of the affiliates on the above matters and on other matters deemed material by the Committee; and

(g)	performing such other duties and responsibilities as are delegated to it by the Board from time to time.

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Standard of Care

Each member of the Board and Committee shall act with the care, diligence, and skill that a person of ordinary prudence would exercise in dealing with the property of another person and shall use all relevant knowledge and skill that a member of the Board or member of the Committee possesses or ought to possess as a member of the Board or the Committee.

Compliance with Plans and Law

In fulfilling their duties, the Board and the Committee shall act in a manner which is consistent in all material respects with the terms of the Plans, the terms of any funding/trust agreements associated with the Plans, the terms of any applicable collective agreement, and all applicable and relevant legislation, including the federal Pension Benefits Standards Act, 1985 (pursuant to which all the Plans are currently registered) and all applicable provincial pension benefits standards legislation and all regulations thereunder, as amended from time to time.

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EXECUTIVE COMMITTEE

Current Members1:

Name	Independent
Alan D. Horn	No
Edward S. Rogers (Chair)	No
Charles Sirois	Yes

[1]	Thomas I. Hull was a committee member until April 21, 2015.

Our Main Responsibilities:

•	approve the final terms of transactions previously approved by the Board of Directors (the “Board”)

•	monitor the implementation of policy initiatives adopted by the Board

Purpose of the Executive Committee

Subject to the Business Corporations Act (British Columbia) and the Articles of Rogers Communications Inc. (the “Company”), the Executive Committee (the “Committee”) shall possess and may exercise all the powers, authorities, and discretions vested in or exercisable by the board of directors (the “Board”) of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

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Agendas for meetings of the Executive Committee shall be developed by the Chair of in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

In addition to any other duties and responsibilities assigned to it from time to time by the Board, the Committee shall, when the Board is not in session, have full power to supervise the management of the business and affairs of the Company and shall have, and may exercise, all or any of the powers vested in and exercisable by the Board, subject only to applicable law.

The responsibilities of the Committee shall include those listed below, where requested by the Board. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)	approve the final terms of transactions previously approved by the Board; and

(b)	monitor the implementation of policy initiatives adopted by the Board.

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FINANCE COMMITTEE

Current Members1:

Name	Independent
C. William D. Birchall	Yes
Alan D. Horn	No
Edward S. Rogers (Chair)	No
Melinda M. Rogers	No
Charles Sirois	Yes

[1]	Thomas I. Hull was a committee member until April 21, 2015.

Our Main Responsibilities:

Reviewing and reporting to the Board of Directors (the “Board”) or a committee of the Board on certain matters, including:

•	financings (including share issuances)

•	commitments, in the ordinary course of business, of more than $200 million

•	commitments, outside the ordinary course of business and involving more than $50 million

•	alliance, branding, license, partnership and joint venture arrangements involving more than $50 million

•	granting or assuming rights of first negotiation, first offer or first refusal involving Company property or assets exceeding $50 million

•

granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years

•	consider candidates for appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable

Purpose of the Finance Committee

The Finance Committee (the “Committee”) shall assist the Board of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas:

(i)	financings (including share issuances);

(ii)	unbudgeted transactions, alliance branding, license, partnership, or joint venture arrangements; and

(iii)	considering candidates for the appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased as may be determined from time to time by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the

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Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

Without derogating from the duties, rights, and prerogatives of the Board, the responsibility of the Committee shall be to review and report to the Board or any other committee of the Board on the following matters prior to their submission to the Board or to any other committee of the Board or the filing of any document required to implement any such matter with any governmental or regulatory authority. The Committee will endeavour to report to the Board or any other committee of the Board on any matter referred to it within 14 business days.

(a)	financings (including the issuance of shares or rights to convert or exchange into or acquire shares, other than employee share options or employee share purchase plans

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approved by the Board or the Human Resources Committee), credit facilities, the creation, incurrence, or assumption of borrowings from third parties and the granting or assumption of guarantees, commitments, or support agreements, contingent or otherwise (including the refinancing, refunding, extension, amendment, restructuring, novation, or regranting of any of the foregoing, whether currently existing or hereafter incurred), the acceleration or prepayment of debt, and the acquisition, redemption, or repurchase of securities of the Company or any subsidiary;

(b)	commitments (actual or contingent) (other than commitments solely between the Company and its wholly owned subsidiaries or between wholly owned subsidiaries of the Company) that are:

(i)	in the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions; or

(ii)	outside of the ordinary course of business, including, without limitation, investments and loans by the Company or any subsidiary, of more than $50 million in the aggregate by one or a series of transactions;

(c)	the engagement of financial, investment, or similar advisors by the Company or any of its subsidiaries in connection with transactions with a value in excess of $100 million;

(d)	alliance, branding, licence, relationship, joint venture, and partnership agreements involving liabilities or commitments, actual or contingent, by the Company or any of its subsidiaries (the “Rogers Companies”) in excess of $50 million in the aggregate by one or a series of transactions;

(e)	the grant or assumption of rights of first negotiation, first offer, or first refusal, contingent or otherwise, (other than between Rogers Companies) in respect of any property or asset of any Rogers Company that has an estimated fair market value in excess of $50 million;

(f)	the grant of rights or assumption of obligations by any Rogers Company of any non-competition covenant or exclusivity undertaking in favour of any person (other than a Rogers Company) which is for a term in excess of two years and is in respect of a line of business that had revenues of at least $50 million in the most recent fiscal year or is in respect of the supply of products or service that involves estimated expenditures of over $50 million in the aggregate by one or a series of transactions; and

(g)	candidates for appointment as the Chief Financial Officer and Chair of the Audit and Risk Committee of any Rogers Company.

The Board may from time to time delegate additional responsibilities to the Committee.

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NOMINATING COMMITTEE

Current Members:

Name	Independent
C. William D. Birchall	Yes
John A. MacDonald	Yes
David R. Peterson	Yes
Edward S. Rogers (Chair)	No
Melinda M. Rogers	No

Our Main Responsibilities:

•	review, consider and/or initiate proposals for nomination of directors to the Board of Directors (the “Board”) and the boards of directors of our wholly owned subsidiaries

•	interview proposed nominees, where appropriate

•	assess incumbent directors for re-nomination to the Board

•	establish criteria for and recommend prospective members for our and our affiliates’ boards

Purpose of the Nominating Committee

The Nominating Committee (the “Committee”) shall assist the Board of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas:

(i)	review and consider proposals for nomination of directors to the Board; and

(ii)	assess incumbent directors for re-nomination to the board.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

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Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)	receive and/or initiate proposals for nomination of individuals for election to the Board and to the boards of directors of the wholly-owned subsidiaries of the Company, and to review and consider such proposals;

(b)	where appropriate, interview proposed nominees;

(c)	assess incumbent directors for re-nomination to the Board and/or committees of the Board;

(d)	establish criteria for prospective members of the Board and/or committees of the Board and the boards of directors of the Company’s affiliates;

(e)	recommend, in a timely fashion, to the Board and to the boards of directors of wholly-owned subsidiaries, the names of individuals to be nominated for election as members of the Board, members of Board committees and members of the boards of directors of wholly-owned subsidiaries, respectively;

(f)	consider and make recommendations for individuals to be nominated for election as members of the boards of directors of corporations that are not wholly-owned and in which the Company may have a controlling or significant interest; and

(g)	develop a three (3) year succession plan for all Board members and review and update annually as necessary.

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HUMAN RESOURCES COMMITTEE

Current Members1, 2:

Name	Independent
Bonnie R. Brooks	Yes
John A. MacDonald	Yes
Isabelle Marcoux (Chair)	Yes

[1]	Thomas I. Hull was a committee member until April 21, 2015.
[2]	Stephen A. Burch was a committee member until March 10, 2016.

Our Main Responsibilities:

•	review, approve and, as applicable, recommend for Board of Directors’ (the “Board”) approval, our executive compensation and severance policies

•	review Rogers Communications Inc.’s (the “Company”) compensation, benefit, and wealth accumulation programs (design and competitiveness)

•	review the Company’s senior executives’ management development and succession planning

•	set performance objectives for the Chief Executive Officer (CEO), which encourage the Company’s long-term financial success and regularly measure the CEO’s performance against these objectives

•

determine, in consultation with independent advisors who help us set competitive compensation that meets the Company’s hiring, retention, and performance objectives, the recommended compensation for the following positions:

(i)	the CEO;

(ii)	all officers reporting to the CEO and certain other senior officers; and

(iii)	Family Members of the above employees employed by the Company and its affiliates

•

produce a report on executive compensation for the benefit of shareholders, which is published in the Company’s annual proxy circular, and review, as appropriate, any other material public disclosures concerning executive compensation

Purpose of the Human Resources Committee

The Human Resources Committee (the “Committee”) shall review, approve, and, if applicable, recommend changes to the Company’s executive compensation and severance policies to ensure that such policies are designed to provide the CEO and the employees of the Company and its subsidiaries with fair and competitive compensation. The Committee shall oversee the design and administration of the Company’s total rewards programs, as outlined in the Responsibilities section below. In addition the Committee shall review the Company’s human resources development, succession planning, and performance evaluation programs and make recommendations to ensure that such programs are established and operating effectively.

Independence

Our Committee is composed of a majority of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

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We meet regularly without management present.

We have the authority to engage independent advisors, paid for by the Company, to help us make the best possible decisions on executive compensation. We have hired independent advisors since 2006.

Membership

The Committee shall be comprised of not less than three members of the the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The CEO may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside compensation advisor to assist it in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

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Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from considering, approving and making recommendations regarding any matters related to its purpose.

(a)	review and, as appropriate, approve any changes to the Company’s compensation policies and programmes including short-term incentive plans, long-term incentive plans, benefit plans, perquisite plans, savings plans, and pension plans. With respect to the Company’s short-term and long-term incentive plans, this review includes an assessment of their impact on risk-taking to ensure the plans do not incent risk-taking beyond the Company’s risk tolerance;

(b)	on an annual basis, review and approve the Company’s succession and management development plans, with respect to those roles currently occupied by Subject Employees, as defined below;

(c)	review and, as appropriate, recommend for Board approval the terms of employment and compensation arrangements for the CEO. With respect to the CEO, the Committee will at least annually:

(i)	establish performance goals and corresponding incentive compensation award levels;

(ii)	review actual performance against established goals; and

(iii)	review and, as appropriate, recommend for Board approval, incentive compensation awards;

(d)	review, based on the recommendations of the CEO, and approve the level of all forms of compensation to be paid to:

(i)	Named Executive Officers (as defined under applicable Canadian securities laws), excluding the CEO, for the Company and its affiliates;

(ii)	All Officers reporting to the CEO and all Officers at the E1 and E2 level;

(iii)	Family Members of the employees in (i) and (ii) above, who are employed by the Company and its affiliates. “Family Members” means, with respect to a Subject Employee (the individuals referred to in terms (i) and (ii) being collectively referred to as the “Subject Employees”), a person’s spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-laws, brothers and sisters-in-law, and anyone who shares such person’s home; and

(iv)	executives at the E3 and E4 levels, to the extent there is a deviation from the approved Executive Compensation Policies and Procedures;

(e)	review and approve the performance objectives and corresponding payout levels under approved incentive plans for Subject Employees, excluding, for greater certainty, the CEO;

(f)	consider and, as appropriate, approve a pool of long-term incentive awards, consistent in terms with the Company’s approved plans, that are available for grant at the discretion of

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the CEO, subject to the following limitations which are set by the Committee on an annual basis:

(i)	the maximum number of shares that may be granted under awards to participants within defined salary bands; and

(ii)	the maximum percentage of the total awards per annum granted to certain groups of individuals (i.e. Named Executive Officers, Key Executives and other participants);

(g)	review and, as appropriate, approve the Company’s standard severance policy, as well as the terms of any severance provision or settlement being contemplated for a current or prospective employee that is included in the group of employees included under the definitions of Subject Employee or Family Member. The Committee is also responsible to review and approve, as appropriate, the terms of severance or any settlement with executives at the E3 and E4 levels, where the severance terms exceed the severance pursuant to the approved Executive Compensation Policies and Procedures;

(h)	monitor the administration of the Company’s long-term incentive plans, employee share accumulation plans, and group savings plans (RRSPs and TFSA) including the approval of grants of options, share units, or other long-term incentives to employees based on the recommendation of the CEO and to ensure that all grants are made in accordance with the terms of the Company’s approved Executive Compensation Policies and Procedures;

(i)	review and approve the executive compensation sections of the Company’s annual proxy circular and other public filings; and

(j)	conduct an annual review of the Committee’s mandate and performance.

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SHAREHOLDER INFORMATION AND INQUIRIES

SHAREHOLDER SERVICES

If you are a shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers or dividends, please contact our Transfer Agent and Registrar:

CORPORATE HEADQUARTERS Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario, Canada M4W 1G9 416.935.7777 or rogers.com	CST Trust Company P.O. Box 700, Postal Station B Montreal, QC H3B 3K3 inquiries@canstockta.com or 1.800.387.0825

ROGERS CUSTOMER SERVICE 888.764.3771 or rogers.com/support	Multiple Mailings: If you receive duplicate shareholder mailings from RCI, please contact CST Trust Company as detailed above to consolidate your holdings.

Investor Relations

Institutional investors, security analysts and others requiring additional financial information can visit rogers.com/investors or contact: investor.relations@rci.rogers.com or 1.855.300.7922.

For media inquiries: 416.935.7777.

Online Information

RCI is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit rogers.com/investors where you will find additional information about our business including events and presentations, news releases, regulatory filings, governance practices and our continuous disclosure materials including quarterly financial releases, Annual Information Forms and Information Circulars. You may also subscribe to our news by e-mail or RSS feeds to automatically receive RCI’s news releases electronically.

Dividend Reinvestment Plan (DRIP)

CST Trust Company administers a dividend reinvestment program for eligible RCI shareholders. To request plan materials or learn more about RCI’s DRIP, please visit canstockta.com/en/InvestorServices, or contact CST Trust Company as detailed earlier on this page.

Electronic Delivery of Shareholder Materials

Shareholders may elect to receive email notifications of future shareholder meetings and the availability of related financial statements and proxy materials by following the simple instructions found at the front of this circular. This approach gets information to shareholders more quickly than conventional mail and helps Rogers to protect the environment and reduce printing and postage costs.

This information circular is printed on FSC® certified paper. The fibre used in the manufacture of the stock, comes from well managed forests, controlled sources and recycled wood or fibre. This information circular is fully recyclable.